Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179783

We are ChineseInvestors.COM, Inc., an Indiana corporation.  We refer to ChineseInvestors.Com, Inc., as us, we or the Company.

This prospectus relates to the resale of up to 1,385,000 shares of our common stock sold to Kodiak Capital Group, LLC, a Delaware Limited Liability Company pursuant to an Investment Agreement dated October 26, 2011. We refer to Kodiak Capital Group, LLC as Kodiak or as the Selling Securities Holder.   While we are able to receive cash proceeds of up to $1,500,000 from any “puts” of our shares to Kodiak pursuant to the Investment Agreement, we may receive significantly less.

Kodiak is an “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with the resale of our common stock under the Investment Agreement.   Please see Selling Securities Holder and Plan of Distribution on page 16.

The public market for our shares is the OTCBB under the symbol CIIX.

Securities Offered

Pursuant to our agreement with Kodiak, at our election we may sell Kodiak up to 1,385,000 shares of our common stock for gross proceeds of up to $1,500,000 at a price based upon 85% of the lowest daily volume average share price over a five (5) trading day period. As of the date of this prospectus, our most recent put price per share would be $0.6392 and we would have to issue 2,346,683 shares to receive all $1,500,000 of the Investment Agreement proceeds.  In the event gross proceeds reach $1,500,000 for less than 1,385,000 shares, the offering will end with no further shares sold.  Our sale of the shares and Kodiak’s irrevocable obligation to take the shares are subject to certain conditions, including but not limited to the quotation of our common stock and that Kodiak can only own up to 9.9% of our common stock following any put of shares to Kodiak.  As of the date of this prospectus, Kodiak cannot own more than 502,501 shares following any put of shares.  However Kodiak is expect to acquire and subsequently sell a greater number of shares over the term of the agreement.  We also cannot put more than $500,000 of shares to Kodiak at any given time.  Our limited trading volume and price volatility is likely to inhibit Kodiak’s ability to sell shares put to them, and our subsequent ability to put more shares. It is also likely that each put will decrease our stock price which means subsequent puts would provide less proceeds per share that the previous put.  In addition, we have only registered 1,385,000 shares for resale by Kodiak.  As a result of these factors it is unlikely we will realize the maximum $1,500,000 in put proceeds. We will not pay any fees or commissions on any puts to Kodiak.  Please see Plan of Distribution, page 16.

The Selling Securities Holder may sell the shares of common stock described in this prospectus in public or private transactions, on or off the FINRA Over-the-Counter Bulletin Board Market, at prevailing market prices, or at privately negotiated prices. The Selling Securities Holder may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securities Holder. More information is provided in the section titled “Plan of Distribution” on page 16.

Our common stock may be deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Act of 1934. Brokers/Dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, brokers/dealers are required to determine whether an investment in a penny stock is suitable investment for a prospective investor.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus us truthful or complete.  Any representation to the contrary would be considered a criminal offense.

The date of this Prospectus is July 6 , 2012

WHERE YOU CAN GET ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, 100 F Street, N.E. Washington, D.C. 20549, under the Securities Act of 1933 a registration statement on Form S-1 of which this prospectus is a part, with respect to the common shares offered hereby. We have not included in this prospectus all the information contained in the registration statement, and you should refer to the registration statement and our exhibits for further information.

We have described all material terms thereof in the prospectus. Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this prospectus and will not contradict the terms. You must review the exhibits themselves for a complete description of the contract or document.

In the Registration Statement, certain items of which are contained in exhibits and schedules as permitted by the rules and regulations of the Securities and Exchange Commission. You can obtain a copy of the Registration Statement from the Securities and Exchange Commission by mail from the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. In addition, the Securities and Exchange Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's telephone number is 1-800-SEC-0330.

These SEC filings are also available to the public from commercial document retrieval services.

TABLE OF CONTENTS

Offering Summary	1
Risk Factors	2
Use of Proceeds	16
Determination of Offering Price	17
Selling Securities Holder	17
Plan of Distribution	17
Description of Securities, Related Stockholder Matters	19
Legal Matters	19
Experts	19
Business of ChineseInvestors.com, Inc.	19
Facilities and Location	27
Legal Proceedings	27
Management’s Discussion and Analysis	28
Directors and Executive Officers and Corporate Governance	33
Executive Compensation	33
Security Ownership of Certain Beneficial Owners and Management	36
Certain Relationships And Related Transactions	36
Disclosure of Commission Position on Indemnification	36
Financial Statements	F-1

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OFFERING SUMMARY

The following is only a summary of the information, financial statements, and notes included in this Prospectus. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and notes to the financial statements before making an investment in ChineseInvestors.com.

Overview of ChineseInvestors.com, Inc.

We specialize in providing real-time market commentary and analysis in Chinese (audio, video, and written text) via our website. Our primary audience is the Chinese market worldwide.  We offer several types of subscription-based services, serving several types of individual investors. Our market coverage includes the general range of US financial markets, Chinese A shares, the FOREX market, and various other segments.  Our website presents analysis, commentary, and computer generated quantitative analysis to provide our subscribers with a broad view of the world financial markets. We do not attempt to influence our subscribers to buy or sell any securities or to invest in any specific investments. We believe our subscribers view us as an unbiased provider of financial information noting we derive our revenues from our various subscription offerings and advertising.

Assuming successful sale of our offering, we will use the proceeds as set forth in the Use of Proceeds section of this prospectus.  If we are unable to raise funds from the offering, we may not be able to move forward with growing our operations and our business may fail.

Securities Offered

Pursuant to our Investment Agreement with Kodiak, our put arrangement permits us at our election to sell Kodiak up to $1,500,000 of our common stock at a price based upon 85% of the lowest daily volume average share price over a five (5) trading day period.   As of the date of this prospectus, our most recent put price per share would be $0.5525 and we would have to issue 2,714,932 shares to receive all $1,500,000 of the Investment Agreement proceeds.   As of the date of this prospectus, Kodiak cannot own more than 502,501 shares following any put of shares.  However Kodiak is expect to acquire and subsequently sell a greater number of shares over the term of the agreement.  Our limited trading volume and price volatility is likely to inhibit Kodiak’s ability to sell shares put to them, and our subsequent ability to put more shares. It is also likely that each put will decrease our stock price which means subsequent puts would provide less proceeds per share that the previous put.  In addition, we have only registered 1,385,000 shares for resale by Kodiak.  As a result of these factors it is unlikely we will realize the maximum $1,500,000 in put proceeds.  Kodiak was issued 50,000 shares of common stock as Commitment Shares upon execution of the Investment Agreement.  Kodiak was also paid a $10,000 document preparation fee upon execution of the agreement.  We will not pay any fees or commissions on any puts to Kodiak.

As of the date of this prospectus, there are 5,025,019 shares of our common stock outstanding and 4,167,805 shares of our common stock held by non-affiliates, representing 83% of the outstanding common stock prior to any puts to Kodiak.  The 1,385,000 shares we are registering for resale by Kodiak represent 33.2% of the outstanding common stock held by non-affiliates.

•	A registration statement has been declared effective and remains effective for the resale of the common stock subject to the Investment Agreement;
•
Our common stock has not been suspended from trading for a period of five consecutive trading days and we have not have been notified of any pending or threatened proceeding or other action to delist or suspend our common stock;

•	We have complied with our obligations under the Investment Agreement and the Registration Rights Agreement;
•
No injunction has been issued and remains in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of our common stock; or

•	The issuance of the common stock will not violate any shareholder approval requirements of any exchange or market where our securities are traded.
•	Kodiak does not owned greater than 9.9% of the outstanding common stock following any put of shares to Kodiak.
•	The Investment Agreement will terminate when any of the following events occur:
•	Kodiak has purchased an aggregate of $1,500,000 of our common stock; or
•	our commitment with Kodiak ends 24 months after the SEC declares this registration statement effective.

The Selling Securities Holder may sell the shares of common stock described in this prospectus in public or private transactions, on or off the FINRA Over-the-Counter Bulletin Board Market, at prevailing market prices, or at privately negotiated prices. The Selling Securities Holder may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securities Holder. More information is provided in the section titled “Plan of Distribution” on page 16.

Use of proceeds

We expect to receive cash proceeds from any “puts” pursuant to the Investment Agreement we have entered into with Kodiak. The proceeds from our exercise of the put right pursuant to the Investment Agreement will be used for working capital and general corporate expenses and expansion of internal operations.  See “Use of Proceeds.”

RISKS RELATING TO OUR BUSINESS AND OUR INDUSTRY

Report of Independent Registered Public Accounting Firm

The report of B F Borgers, CPA PC our independent registered public accounting firm advises potential investors that it assumes the company will continue as a going concern but that the company has limited operating history and has suffered operating losses since inception which raises substantial doubt about the company’s ability to continue as a going concern without a successful offering.  Read the Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Changes in Industry Trends Could Adversely Affect Our Business

To date, most of our business has been in North America, but we believe that the level of public interest in investing in China’s securities market could significantly influence the demand for market intelligence on China’s securities markets and our products. Such demand could be affected by the level of trading activity in China’s securities markets. During the past several years, China’s securities markets have experienced significant volatility. The benchmark Shanghai Stock Exchange A-Share Index declined 44.80%, from January, 2001 to December, 2005 and surged 124.33% between the start of 2006 and the market peak in October, 2007, despite the severe corrections on February 27, 2007 and May 30, 2007, when China’s stock market declined approximately 9% and 7% on those single respective trading days. Then the Shanghai Stock Exchange A-Share Index declined 43% from late October, 2007 till the end of March, 2008. More recently, the Chinese stock market surged between 1820 points in December 2008 to 3300 in December, 2009. Therefore, any factors that lead to prolonged weakness or intensified volatility in China’s securities markets in the future may diminish investors’ interest in China’s securities markets, and our business could be adversely affected accordingly.

China’s securities market is further limited by a lack of hedging instruments that would assist investors in hedging against market volatility. For example, investors are not permitted to sell short in China’s securities markets. Because our business is dependent on investors’ interest in China’s securities markets, our business could be materially and adversely affected if market volatility and the lack of hedging instruments continue to affect China’s securities markets and dampen investors’ interest in China’s securities markets.

In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in China in order to reduce inflationary pressure on China’s economy. In 2006 and 2007, the People’s Bank of China announced a series of basic interest rate increases and other measures to reduce inflationary pressure. If China experiences increased inflation in the future, the Chinese government may introduce further measures intended to reduce the inflation rate in China. Any such measures adopted by the Chinese central bank may have an adverse effect on China’s securities markets, which could adversely impact our business.

The Company recognizes that there are numerous competing businesses in today’s marketplace that may provide similar services but very few that provide such services in the Chinese language with the content we provide.  Due to the lack of available public information related to other smaller reporting companies, it is impossible to provide specific guidance on our competitive position in the industry or as measured against any competitor.

The Company has obtained registered trademarks from the United States Patent and Trademark Office for the chineseinvestors.com and chinesefn.com logos, both of which have been in continuous use since 2000 and 2002, respectively.  It currently has no other patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts in place at this time and cannot predict if and when any such devices or agreements may be deployed in the future or if so, what impact they may have relative to the Company’s ability to remain in business.

Developing Market and Uncertain Acceptance of Our Portal

The market for Chinese language based portals has only recently begun to develop and is rapidly evolving. As is typical for a new and rapidly evolving industry, demand and market acceptance for recently introduced portals are subject to a high level of uncertainty and risk. Moreover, since the market for Chinese language specific portals is new and evolving, it is difficult to predict the size of this market and the future growth rate, if any. The success of any of our portal will be substantially dependent upon widespread acceptance by a broad base of consumers. However, we cannot assure that such acceptance of any of our online properties by consumers will ever materialize. If the markets for any of our online properties fail to develop, develop more slowly than expected, or become saturated with competitors, or if any of our portals do not achieve market acceptance, our business, results of operations and financial condition could be materially and adversely affected.

We Have a Limited Operating History

We have a limited operating history upon which to evaluate our business and prospects. We have been in business since 1999. We are current with regard to all required tax return filings. An investor in our common stock must consider the risks; expenses and difficulties frequently encountered by next step growth stage companies in new and rapidly evolving markets, including Chinese language based financial communications companies. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we receive additional funding, we expect our operating expenses to be higher than the historical level depending on the amount of the additional funding. We anticipate that we will require additional financing to continue operations and pursue our plans for further expansion. Such financing may take the form of the issuance of common stock or preferred stock or debt securities, or may involve bank or other lender financing. We cannot assure you that we will be able to obtain such additional financing on a timely basis, on favorable terms, or at all. Failure to obtain additional financing raises substantial doubt about the Company’s ability to continue as a going concern.

We Depend on our Editors

Our future success depends substantially upon the continued efforts of our editors to produce original, timely, comprehensive and trustworthy content. If we lose the services of our editors, our business results of operations and financial condition could be adversely affected. We rely upon our ability to generate new services to attract new subscribers and advertisers while maintaining and working to improve our existing services.

Competition Could Adversely Affect our Business

An increasing number of financial news and information sources compete for consumers’ and advertisers’ attention and spending. We expect this competition to continue to increase. We will compete for advertisers, users, staff and outside contributors with many types of companies, including:

1.	Online services or websites focused on business, finance and investing;

2.	Publishers and distributors of traditional media, including print, radio and television;

3.	Providers of terminal-based financial news and data;

4.	Web “portal” companies; and

5.	Chinese language based portals that provide various similar types of information on the stock and FOREX markets.

Our ability to compete will depend on many factors including but not limited to the originality, timeliness, comprehensiveness, and trustworthiness of our content, the “ease of use” of services developed by us or our competitors, the effectiveness of our sales and marketing efforts, and the ability of our “main personalities” to communicate with investors in an effective manner.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns and make more attractive offers to existing and potential employees, outside contributors, content partners, and advertisers. Our competitors may develop content that is equal or superior to ours or that achieves greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully for readers, staff, and outside contributors which could have a material adverse effect on our business, results of operations and financial condition. Increased competition could result in reduced margins or loss of market share, any of which could materially and adversely affect our business, results of operations and financial condition.

The markets for our Portal, IR and PR marketing and Conference and Online Platform businesses are extremely competitive and rapidly changing. The number of competitors competing for our potential clients and users’ attention and spending has increased significantly since we commenced operations and we expect that competition will continue to intensify. As we continue to broaden our range of product offerings, we expect increasing competition from established players as well as lesser known players in the coming years. Many of these competitors have longer operating histories, better brand recognition, larger customer bases and databases, and significantly greater financial, technical, and marketing resources. In addition, certain companies, especially early-stage venture-backed start-ups may be willing to compete for market share at the expense of generating revenues. Any of our present or future competitors may provide products and services that provide significant better performance, price, creativity, or other advantages over those offered by us. Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to qualified personnel, distribution partners, advertisers and content providers. Our ability to compete successfully depends on many factors, including the quality of our content, the breadth, depth and ease of use of services, sales and marketing efforts, and performance of technology, etc.

We currently compete, directly and indirectly, for paying subscribers and viewers with companies in the business of providing financial data and information services, including publishers and distributors of traditional media, Internet portals providing information on business, finance and investing, dedicated financial information websites, personal stock research software vendors, and stock brokerage companies, especially stock brokerage companies with online trading capabilities. We also compete, directly and indirectly, for clients and users with companies specialized in providing IR/PR services and for conference participants and attendees with companies specialized in hosting and organizing conferences.

The Company recognizes that there are numerous competing businesses in today’s marketplace that may provide similar services but very few that provide such services in the Chinese language with the content we provide.  Due to the lack of available public information related to other smaller reporting companies, it is impossible to provide specific guidance on our competitive position in the industry or as measured against any competitor.

The Company has obtained registered trademarks from the United States Patent and Trademark Office for the chineseinvestors.com and chinesefn.com logos, both of which have been in continuous use since 2000 and 2002, respectively.  It currently has no other patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts in place at this time and cannot predict if and when any such devices or agreements may be deployed in the future or if so, what impact they may have relative to the Company’s ability to remain in business.

We Depend on Maintaining and Increasing our User Base

Our future success is dependent on increasing the number of Internet users who are willing to subscribe to online financial news and information publications. The number of Internet users willing to pay for online financial news and information may not continue to increase. The current worldwide market conditions have negatively impacted our ability to grow our subscriber base. If the market for subscription-based online investment and financial information develops more slowly than we expect, our business, results of operations and financial condition could be materially and adversely affected. We currently offer a portion of our content without charge. In the future, we plan to increase the free portion of our content to increase traffic. However, this change may reduce the number of our new or renewing subscribers, which could have a material and adverse effect on our business, results of operations, and financial condition.

A Strategy Option Related to our Expansion Options via Acquisitions Could be Costly and may not be Effective; Creating Losses as They Relate to our Investments and Limit our Abilities to Attract Favorable Financing

We intend to acquire companies and assets that we believe will enhance our revenue growth, operations, and profitability. Our acquisitions may result in the use of significant amounts of cash and dilutive issuances of our common shares, each of which could materially and adversely affect our businesses. These acquisitions involve significant risks, including:

●	Difficulties of integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of the acquired business;

●	The diversion of management attention from other business concerns;

●	The reduced availability of favorable financing for future acquisitions;

●	The additional expense associated with acquired contingent liabilities;

●	Our inability to manage adequately the currency, interest rate, and equity price fluctuations relating to our acquisitions and investments;

●	The loss of key employees in acquired businesses;

●	The risk of being sued by terminated employees and contractors; and

●	Our lack of familiarity with local market and other conditions and business practices.

If we acquire another business, we would need to integrate, manage, and protect our interests in our acquired businesses successfully, and failure to do so could have a material adverse effect on our businesses, results of operations, and financial condition.

If economic and other conditions change with negative significance, or if market or other values continue to fluctuate, we may need to provide for further decreases in value or increased unrealized losses. Our results of operations, financial condition, prospects and share price could be adversely and materially affected, particularly if we are unable to hedge or adequately hedge (anticipate) our exposure to reduced valuations.

In addition, there is no guarantee that acquisitions would actually enhance our revenues, operations and profitability. If those benefits do not materialize as expected, our financial condition may worsen and we may have lower cash balance, lower profitability, higher debt level, and lower credit rating. These will likely affect our ability to receive favorable terms on equity or debt financing. As a result, we may need to accept a less than favorable financing, such as issuing common shares at below book value or market value or issuing debt at a higher interest rate, should we require additional capital for our operations.

Management of Growth

Our success in the future is dependent upon our ability to grow rapidly and effectively manage growth. Such growth, if any, will require increased managerial, technical, direct sales, and other personnel, expanded information systems and additional financial and administrative control procedures. Expansion of our indirect and direct sales channels will require significant financial and managerial commitments by us. We cannot assure you that we will be able to effectively manage such growth. Our failure to do so could have a material and adverse effect on our business, operating results, and financial condition.

Delay in Deployment or Failure to Fully Develop our Portal

The development of a profitable Chinese language specific Internet portal network will take more time and investment; something we have not been able to focus on due to the marginal nature of our cash flow. In light of the foregoing, it is unlikely that there will be any immediate or short-term profits, or any profits at all, resulting from the establishment, management and development of our portal. We cannot assure you that we will be successful in developing our portal, or that such portal development will meet our objectives. Accordingly, this could correspondingly delay or reduce the possibility of any potential receipt of income and cash flow from such investments and may be detrimental to our operations. We have not been able to fully create as well as identify the opportunities associated with portal development in the past due to a lack of financing or investment dollars.

Dependence on Key Personnel

Competition for qualified technical, sales, management, and other qualified personnel is intense, and we cannot assure you that we will be able to attract or retain highly qualified employees in the future. Our future success also depends on the continued service of our key technical, sales, and senior management personnel. Our failure to retain the service of our key personnel could have a material and adverse effect on our business, operating results, and financial conditions. We do not currently maintain any “key person” insurance and the loss of the services of one or more of these key employees could have a material and adverse effect on our business, operating results, and financial condition. We further expect to focus on substantially improving our employment agreements with our key team members as well as developing a substantially more reliable structure to our management team, most importantly focusing on the creation of a formal employment agreement for our Company’s officers.

Unexpected Increases in Traffic May Strain our Systems

In the past, we have experienced significant spikes in traffic to our website(s) when there have been important financial news or other events. In addition, the number of our Internet users has continued to increase over time and we are seeking to increase our Internet user base further. Accordingly, our portal must be able to accommodate a high volume of traffic, often at unexpected times. Our website(s) have in the past and may, in the future, experience slower response time than usual or other problems for a variety of reasons. These occurrences could cause our Internet users to perceive our portal as not functioning properly and, therefore, cause them to use other methods to obtain their financial news and information. In such a case, our business, results of operations and financial condition could be materially and adversely affected.

Risk of System Failure

Our ability to provide timely information and continuous news updates depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from human errors, natural disasters, raiding of our client base by rogue elements we are not able to control (hackers, etc.), telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism, and similar events. Any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our portal could result in reduced traffic, reduced revenue, and harm to our reputation, our brand, and our relations with our advertisers. Our business, results of operations, and financial condition could be materially and adversely affected by any event, damage, or failure that interrupts or delays our operations.

Possible Harm to our Reputation

It is very important that we maintain our reputation as a trustworthy financial news organization. The occurrence of certain events, including our misreporting a news story or the non-disclosure of stock ownership by one or more of our writers in breach of our compliance policy, could harm our reputation for trustworthiness. These events could result in a significant reduction in the number of our readers and subscribers which could materially and adversely affect our business results related to our general operations and financial condition.

Failure to Continue to Grow our Brand Awareness

Our future success will depend, in part, on our ability to increase our brand awareness. In order to build brand awareness and increase traffic to our portal, we must succeed in our marketing efforts and provide high-quality services. Our ability to increase advertising and subscription revenues from our portal will depend in part on the success of our marketing campaign and our ability to increase the number of visitors and subscribers to our portal. We plan to advertise our services in various media including radio, newspapers, and on the Internet. If our marketing efforts are unsuccessful or if we cannot increase our brand awareness and traffic to our portal, our business, operating results and financial condition could be materially and adversely affected.

Potential Liability from Information Displayed on our Portal

We may be subject to claims for defamation, libel, copyright, or trademark infringement relating to the information we publish on our portal. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subject to claims based upon the content that is accessible from our portal through links to other websites. We are not investment advisors or broker dealers but it is not inconceivable that such a claim could be successfully advanced. We are relying on the exemption provided in Section 202(a)(11) of the Investment Advisers Act of 1940.  Claims of this type could materially and adversely affect our business, results of operations, and financial condition.

Difficulties in Developing New and Enhanced Services as well as Features

We intend to introduce additional and enhanced services in order to retain our current users and attract new users. If we introduce a service that is not favorably received, our current users may choose a competitive service over ours or fail to renew their subscriptions. We may also experience difficulties that could delay or prevent us from introducing new services. These difficulties may include the loss of, or inability to obtain or maintain third-party technology license agreements. Furthermore, we may discover errors after new services are introduced. We may need to modify significantly the design or implementation of such services on our portal to correct these errors. As a result, our business, results of operations, and financial condition could be materially and adversely affected if we experience difficulties in introducing new services or if these new services are not accepted by our users.

We Rely on our Intellectual as well as Brand Based Property

To protect our rights to our intellectual as well as brand based property, we rely on a combination of copyright law, trade secret protection, confidentiality agreements, and other contractual arrangements with our affiliates, clients, content partners and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our inability to protect our intellectual property rights could materially and adversely affect our business, results of operations, and financial condition.

The Company has obtained registered trademarks from the United States Patent and Trademark Office for the chineseinvestors.com and chinesefn.com logos, both of which have been in continuous use since 2000 and 2002, respectively.  It currently has no other patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts in place at this time and cannot predict if and when any such devices or agreements may be deployed in the future or if so, what impact they may have relative to the Company’s ability to remain in business.

Risk of Infringement Claims Against Us

We believe that our proprietary rights do not infringe on the intellectual property rights of others; other parties who may assert infringement claims against us or claims that we have violated a patent or infringed a copyright, trademark, or other proprietary right belonging to them. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part, which could materially and adversely affect our business, results of operations, and financial condition.

Reliance on Third-Party Relationships

We expect to rely on a number of third-party relationships to create traffic and provide content in order to make our portal more attractive to advertisers and consumers. It is anticipated that most of these arrangements will not be exclusive and will be short-term or in some cases may be terminated at the convenience of the other party. We provide articles on a daily basis which are posted on their websites. We receive more traffic when visitors click on Chinesefn.com or ChineseInvestors.com’s logos, which is a link to take the visitors to our website. We plan to build more of these relationships with other Chinese language portals. We cannot assure you that our existing or future relationships will result in sustained business partnerships, successful service offerings, and increased traffic on our portal or in significant revenues.

The Company currently relies on third party advertising, web hosting, and merchant banking relationships which are subject to elective use by the Company based upon effectiveness, cost consideration, and brand/name expansion.  We may at any time elect to discontinue specific relationships as well as add new relationships based upon our perception of their value and performance.

The risks associated with such relationships include but would not be limited to 1) loss or abrupt termination of the relationship, 2) fees to maintain the relationship become overly burdensome, 3) the services contracted for are not delivered correctly or are flawed, 4) the value of such a relationship is not balanced and detracts from the Company’s ability to conduct its business, etc.

Risk of Relying on Certain Technology Licensed from Third Parties

We also expect at some future point in time that we may rely on certain innovative or new technology which we will license from third parties, including software which will be integrated with internally developed software and used in our software to perform key functions. In this regard, all of our products will incorporate technology licensed from third parties. We cannot assure you that our anticipated third-party technology licenses will be available to us on commercially reasonable terms or at all. The loss of or inability to maintain any of these technology licenses could result in delays in introduction of our products until equivalent technology, if available, is identified, licensed and integrated, which could have a material and adverse effect on our business, financial condition, or operating results.

The Company currently has not identified specific technologies nor has it any formal plans to obtain licensing from potentially related businesses.  The Company also notes that any future licensing of technology from any third party provider as may be undertaken at its election offers no guarantee of our ability to successfully integrate or profit from such licensing or related efforts.

Our current state of technology does not require license or other agreement in order to continue delivery of our web based content.

Reliance on Merchandise Vendors and Shippers

Our plans are to supply certain products or merchandise to one or more of our portals through various vendors. We plan to sell educational materials such as books, seminars, video, and audiotapes to help investors learn more about investing. We do not expect to carry any inventory and will rely to a large extent on rapid fulfillment from our vendors. We currently have no contracts or arrangements with any vendors that guarantee the availability of merchandise, the continuation of particular payment terms, or the extension of credit limits. We cannot assure you that we will be able to establish vendor relationships to ensure acquisition of merchandise in a timely and efficient manner and on acceptable commercial terms. If we are unable to develop and maintain relationships with vendors that will allow us to obtain sufficient quantities of merchandise on acceptable commercial terms, our future business, prospects, financial condition, and results of operations could be materially or adversely affected. We also plan to use various shipping and delivery services for substantially all of our products. Should any such shipping or delivery services be unable to deliver our products for a sustained time period as a result of a strike or for any other reason, our business, results of operations, and financial condition could be materially and adversely affected.

Risks of International Expansion

We plan to expand our presence in Greater China, Asia, and other foreign markets as well increase our presence in North America. Accordingly, we have an office location in Shanghai, China. We believe that we may incur additional costs in establishing international facilities, and operations, in promoting our name internationally, in developing localized versions of our portal and other systems, and in sourcing, marketing, and distributing products in foreign markets. We cannot assure you that our international efforts will be successful. If the revenues resulting from international activities are inadequate, or fail to offset the expenses of establishing and maintaining foreign operations, such inadequacy could have a material and adverse effect on our business, prospects, financial condition and results of operations. In addition, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, export and import restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity in other parts of the world and potentially adverse tax consequences, any of which could adversely impact the success of our international operations. We cannot assure you that one or more of such factors would not have a material adverse impact on our future international operations and, consequently, on our business, prospects, financial condition, and results of operations.

Reliance on our Advisors and Consultants

We plan to retain the services of independent or affiliated advisors and consultants to review, develop, and market our Chinese language-based portal as well as our products and services. We cannot assure you that these parties will be able to perform their responsibilities in a manner satisfactory to us. Moreover, a conflict of interest may arise with respect to advisors and consultants that are affiliated with us, since such affiliated advisors and consultants are rendering advice to and earning compensation from us. In the event that one or more of the independent advisors and consultants becomes unavailable, suitable replacements will need to be obtained and we cannot assure you that such replacements could be obtained under conditions suitable to us.

The Company has not as yet identified specific independent or affiliated advisors nor has it any formal plans to include such into our related business although we believe we will need to integrate such advisors at some future point in time.  The Company also notes that any future identification and or the deployment of independent or affiliated advisors as may be undertaken offers no guarantee of our ability to successfully hire or integrate such as it relates to our efforts.  The Company currently relies only on its management, consultants, and directors for advice on the conduct and expansion of its business.

Concerns About Web Security

Concern about the transmission of confidential information over the Internet has been a significant barrier to electronic commerce and communications over the web. Any well-publicized compromise of security could deter more people from using the web or from using it to conduct transactions that involve the transmission of confidential information, such as signing up for a paid subscription, processing credit card information or purchasing goods or services. Because many of our advertisers seek to advertise on our portal to encourage people to use the web to purchase goods or services, our business, results of operations and financial condition could be materially and adversely affected if Internet users significantly reduce their use of the web because of security concerns. We may also incur significant costs to protect our self against the threat of security breaches or to alleviate problems caused by these breaches.

RISKS RELATING TO OPERATING WITHIN THE PEOPLE’S REPUBLIC OF CHINA

There are many newly emerging regulations in the PRC relative to our operating our offices in Shanghai as well as future locations that will continually require our diligence as well as compliance.

It is virtually impossible to anticipate what impact emerging regulations in the PRC may have on the Company’s business in the PRC and in the US and therefore the Company is not in a position to speculate as to what material effects that the emerging regulations in the PRC will have on the Company’s operations in the PRC or elsewhere.  It is possible that any regulations that the PRC imposes could increase the cost of doing business in the PRC, could put companies based outside the PRC at a competitive disadvantage or limit the businesses in which we will be able to engage.  Such regulations could also make protecting our intellectual property more difficult and could impose additional burdens on our employment of individuals and other companies in the PRC.

Labor Law Restrictions Could Increase our Labor Expenses

In June of 2007, the National People’s Congress of the PRC enacted new labor legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts, and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the law requires an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new law. Because of the lack of implementing rules for the new law and the precedents for the enforcement of such a law, the standards and procedures set forth under the law in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in the PRC that such “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.” Finally, under the new law, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract not possible. Again, there has been very little guidance and precedents as to how such specified circumstances for downsizing will be interpreted and enforced by the relevant PRC authorities. All of our employees working for us exclusively within the PRC are covered by the new law and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, this new law can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.

The Lack of Internet Infrastructure in China May Limit our Growth

The Internet infrastructure in China is not as well developed as in the United States or other more developed countries. In particular, we depend significantly on the PRC government and fixed line telecommunications operators in China to establish and maintain a reliable Internet infrastructure to reach a growing base of Internet users in China. We cannot assure you that the Internet infrastructure in China will support the demands associated with the continued growth of the Internet industry in China. If the necessary infrastructure standards or protocols, or complementary products, services, or facilities are not developed in China on a timely basis or at all by these enterprises, our business, financial condition, and results of operations could be materially adversely affected.

The Limited use of Personal Computers in China and the Relatively High Cost of Internet Access may Impede our Growth

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is much lower than in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of Internet access remains relatively high in comparison to the average per capita income in China. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. Furthermore, any Internet access or telecommunications fee increase could reduce the number of users that use our online services. Any fee or tariff increase could further decrease our user traffic and our ability to derive revenues from transactions over the Internet, which could have a material adverse effect on our business, financial condition, and results of operations.

We Depend Largely on the Infrastructure of the Telecommunications Operators World Wide and any Interruption of Their Network Infrastructure may Result in Severe Disruptions to our Business

Although private Internet service providers exist in China, substantially all access to the Internet in China is maintained through the telecommunications operators, under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or MII. In addition, local networks connect to the Internet through a government-owned international gateway. We rely on this infrastructure and to a lesser extent, certain other Internet data centers in China to provide data communications capacity primarily through local telecommunications lines. In the event of a large-scale infrastructure disruption or failure, we may not have access to alternative networks and services, on a timely basis or at all.

We may not be able to lease additional bandwidth from the telecommunications operators in China on acceptable terms, on a timely basis or at all. In addition, we may not have means of getting access to alternative networks and services on a timely basis or at all in the event of any disruption or failure of the network.

If the PRC Government Finds That the Financial Data and Information Services we Provided so not Comply with Chinese Laws and Regulations Relating to the Provision of Securities Investment Advisory Services, we may Suffer Severe Disruption to our Business Operations and lose Substantially all of our Revenue

PRC laws require entities providing securities investment advisory services to the public to obtain a securities advisory business permit from the China Securities Regulatory Commission, or the CSRC. If we are found to be in violation of Chinese laws and regulations relating to the provision of securities investment advisory services, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including imposing monetary penalties on us, ordering us to shut down our websites, or forcing us to pursue alternative business objectives other than offering financial data and information services. We may alternatively seek to apply for a securities advisory or brokerage permit, but we cannot assure that we will be able to secure one. As a result of the possible penalties imposed on us, if the CSRC were to conclude that we provide securities investment advisory services, we could suffer severe disruption to our business operations and lose substantially all of our revenue.

While we believe that we do not provide investment advisory services for purposes of compliance with those requirements, the interpretations of the CSRC conceivably could treat us as having to register as an investment advisor in the  PRC.  If that were to occur, we could face significant additional costs and regulatory burdens.

The PRC's Economic, Political, Social Conditions, and Governmental Policies Could Affect the Financial Markets in China and our Business

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. These actions, as well as future actions and policies of the PRC government, could materially affect the financial markets in China and our business and operations.

The PRC Legal System Embodies Uncertainties Which Could Limit the Legal Protections Available

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 31 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Any wholly foreign-owned enterprises as well as Joint Ventures are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Conducting Business Outside of the United States may Subject us to Additional Risks

A substantial portion of our business is conducted outside of the United States and as a result, our operations could be subject to various risks such as the possibility of the loss of revenue, property, or equipment due to expropriation, nationalization, war, insurrection, terrorism, or civil disturbance, the instability of foreign economies, currency fluctuations and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Additionally, our ability to compete could be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in a particular jurisdiction. We could also be subject to taxation in a number of jurisdictions, and the final determination of our tax liabilities might involve the interpretation of the statutes and requirements of various domestic and foreign taxing authorities.

Concerns Related to the General Security of the Electronic Commerce Transactions as well as Confidentiality Relative to the Internet may Reduce the use of our Resources and Hamper our Growth

A significant barrier to electronic commerce and communications over the Internet in general has been a public concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our destination sites and impede our growth.

We may rely on new or Developing E-Commerce Strategy for Future Growth Understanding that the Internet is not yet a Proven, Consistent, or Effective medium in China as well as other Parts of the World we are Targeting to Develop Business Interests In

Our revenue growth also depends on the increasing acceptance and use of electronic commerce in the region comprised of the PRC, Hong Kong, Taiwan (referred in this Report as “Greater China”) and North America. The company is not currently allowed to sell to China Based customers because of its representative office status as disclosed in Critical Accounting Policies and Estimates. However, The Company’s long term strategic plan involves expanding the Company’s presence in China through the establishment of a WOFE (Wholly Owned Foreign Enterprise).  Once this WOFE is established the company will be able to sell to China based customers. The statement in the risk factors is dependent on the company meeting its strategic goals and establishing a WOFE in the future to expand revenue growth.  There is however no guarantee that the Company will be able to execute its plan to establish a WOFE. The Internet may not become a viable commercial marketplace in Asia for various reasons, many of which are beyond our control, including inexperience with the Internet as a sales and distribution channel; inadequate development of the necessary infrastructure to facilitate electronic commerce; concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and inexperience with credit card usage or with other means of electronic payment in the PRC.

If the Internet does not become more widely accepted as a medium for electronic commerce, our ability to generate increased revenue will be negatively affected.

Our Interests in Establishing Additional business and Related Products for Delivery into the Chinese Internet Marketplace Depends upon the Presence of a Reliable (Adequate) Telecommunications Infrastructure Currently Provided Under the Oversight of the Chinese Government

Unlike Taiwan and Hong Kong, where the telecommunications infrastructure is comparable to U.S. standards where private companies compete as ISPs, the telecommunications infrastructure in PRC is not as well developed. In addition, access to the Internet in PRC is accomplished primarily by means of the government’s backbone of separate national interconnecting networks that connect with the international gateway to the Internet. This gateway is owned and operated by the Chinese government, and is the only means of connection to the international Internet network. Although private sector ISPs exist in PRC, almost all access to the Internet is accomplished through ChinaNet, PRC’s primary commercial network, which is owned and operated by the Chinese government. We will rely on this backbone enterprise and telecom companies to provide data communications capacity primarily through local telecommunications lines. As a result, we will continue to depend on the Chinese government to establish and maintain a reliable Internet infrastructure to reach a broader Internet user base in PRC. We will have no means of accessing alternative networks and services in PRC, on a timely basis or at all, in the event of any disruption or failure. The Internet infrastructure in PRC may not support the demands associated with continued growth. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the Chinese government, our business could be materially and adversely affected.

Compliance with Chinese Governmental Regulations or the lack of an Ability to Comply Could Cause us to Discontinue Operations in China

Chinese government policy prohibits foreign investment in the telecommunications services industry, which it has defined to include Internet-related businesses. We may not be in compliance with current Chinese government policies and the Chinese government may not view our intended business in the PRC as in compliance with these policies or any policies that may be made in the future. If we are not viewed as complying with these policies or any regulations that may be created relating to foreign ownership of Internet related businesses, the Chinese government could block us from starting our development plan in PRC or take other actions that could harm our business.

We expect to derive a substantial percentage of our revenues from the Greater China market. Changes in political or economic conditions in the region are difficult to predict and could adversely affect our operations or cause the Greater China market to become less attractive to advertisers, which could reduce our revenues. We intend to maintain a strong local identity and presence in each of the regions in the Greater China market, although we may not be able to maintain effectively this local identity if political conditions were to change.

In addition, economic reforms in the region could affect our business in ways that are difficult to predict. Since the late 1970s, the Chinese government has been reforming the Chinese economic system to emphasize enterprise autonomy and the utilization of market mechanisms. Although we believe that these reform measures have had a positive effect on the economic development in PRC, they may not be effective or benefit our business.

There is Unavoidable Economic Risk in Operating a Business in China

The Chinese government has been reforming its economic system since the late 1970s. The economy of PRC has historically been a planned economy, subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of PRC, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position, or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD.

The PRC’S Current and Future Regulations on Content Delivery Via the Internet may Adversely Affect our Business

PRC has enacted regulations governing Internet access and the distribution of news and other information. The Ministry of Industry and Information Technology (the “MII”) has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of Chinese laws prohibiting the distribution of content deemed to be socially destabilizing. Because many Chinese laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement of what is deemed to be socially destabilizing by Chinese authorities may involve significant uncertainty. Under the PRC’s regulations on telecommunications and Internet information services, Internet information service providers are prohibited from producing, duplicating, releasing, or distributing any information which falls within one or more of nine stipulated categories of “undesirable content”. These categories cover any information which:

●	contravenes the basic principles enshrined in the PRC Constitution;

●	endangers the security or unity of the State;

●	undermines the State’s religious policies;

●	undermines public order or social stability; or

●	may contain obscene, pornographic, violent or other illegal content or information otherwise prohibited by law.

Internet information service providers found to be disseminating information that falls under any of these categories must cease immediately, keep a record of the relevant information, and report to the appropriate government authority.

In addition, the Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. As a result, it is difficult to determine the type of content that may result in liability. We cannot predict the effect of further developments in the Chinese legal system, particularly with regard to the Internet and the dissemination of news content, including the creation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

Periodically, the Ministry of Public Security has stopped the distribution of information over the Internet which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local ISP to block any website maintained outside of PRC at our (Ministry of Public Security) sole discretion. Websites that are blocked in PRC include many major news-related websites such as www.cnn.com, www.latimes.com, www.nytimes.com, and www.appledaily.com.hk. The Chinese government has also expressed its intention to closely control possible new areas of business presented by the Internet, such as Internet telephony.

Violations or perceived violations of Chinese laws arising from information displayed, retrieved from or linked to our portals could result in significant penalties, including a temporary or complete cessation of our business in PRC. Chinese government agencies have recently announced restrictions on the transmission of state secrets through the Internet. State secrets have been broadly interpreted by Chinese governmental authorities in the past. We may be liable under these new pronouncements for content and materials posted or transmitted by users on our message boards, virtual communities, chat rooms or e-mails.

If the Chinese government were to take any action to limit or eliminate the distribution of information through our portal network or to limit or regulate any current or future applications available to users on our portal network, this action could have a material adverse effect on our business, financial condition and results of operations.

Currency Fluctuations and Restrictions Relative to Payment Processing for Services Could Substantially Damage our Businesses Ability to Function in China

We generally incur expenses and liabilities in Chinese Renminbi as well as U.S. dollars. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the Renminbi depends to a large extent on PRC’s domestic and international economic and political developments, as well as supply and demand in the local market. Since July of 1995, the official exchange rate for the conversion of Renminbi to U.S. dollars has been free floating and the Renminbi has appreciated slightly against the U.S. dollar. So the Renminbi may not continue to remain stable against the U.S. dollar or any other foreign currency. Our results of operations and financial condition may be affected by changes in the value of Renminbi and other currencies in which our earnings and obligations are denominated. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans, or security, requires the approval of the State Administration of Foreign Exchange, or SAFE, which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency. We may not be able to obtain all required conversion approvals for our operations, and Chinese regulatory authorities may impose greater restrictions on the convertibility of the Renminbi in the future. Because a significant amount of our future revenues may be in the form of Renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges will limit our ability to utilize revenue generated in Renminbi to fund our business activities outside the PRC.

RISKS RELATED TO OUR COMMON SHARES AND SHAREHOLDER RIGHTS

There is an established though limited trading market for our common shares on the OTCBB under the symbol of CIIX, and there can be no assurance that an active trading market with more than the current limited volume will develop.

Trading prices for our common shares may be volatile

The market price of our shares may be based on factors that may not be indicative of future market performance. Consequently, the market price of our shares may vary greatly. There is a significant risk that our share price may fluctuate dramatically in response to any of the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	announcements that our revenue or income/loss levels are above or below analysts’ expectations;

•	general economic slowdowns;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors;

•	acquisitions, strategic partnerships, joint ventures or capital commitments.

Our Investment Agreement with Kodiak presents Substantial Risks To Our Ability to Obtain the Full Sale Proceeds under the Investment Agreement and Uncertainty As to the Number of Shares We May Put to Kodiak.

As of the date of this prospectus, our put price per share would be $0.0.5525 and we would have to issue 2,346,683 shares, representing 54%% of our outstanding common stock to receive all $1,500,000 of the Investment Agreement proceeds.  Our limited trading volume and price volatility is likely to inhibit Kodiak’s ability to sell shares put to them, and our subsequent ability to put more shares. It is also likely that each put will decrease our stock price which means subsequent puts would provide less proceeds per share that the previous put.  In addition, we have only registered 1,385,000 shares for resale by Kodiak.  As a result of these factors it is unlikely we will realize the maximum $1,500,000 in put proceeds.   The following table illustrates the effect of a declining stock price on the number of shares that would be necessary to put to Kodiak to realize the entire $1,500,000 in proceeds under the Investment Agreement.

Shares Required to Realized $1,500,000 in Investment Agreement Proceeds Based upon
Most Recent Close (85% of $0.65 = $0.6392 )	75% of Most Recent Close (85% of $0.5640 = $0.4494)	50% of Most Recent Close (85% of $0.3760 = $0.3196)	25% of Most Recent Close (85% of $0.1880 = $0.1598)
2,346,683	3,128,911	4,693,366	9,386,733

The Investment Agreement Limits the Number of Shares Kodiak May Own at Any Time But Does Not Limit Kodiak’s Ability to Sell a Greater Number of Shares Over the Life of the Investment Agreement.

Kodiak can only own up to 9.9% of our common stock following any put of shares.   However Kodiak is expect to acquire and subsequently sell a greater number of shares over the term of the Investment Agreement. Our initial put can be no more than 452,501 shares as Kodiak currently owns unvested 50,000 shares, vesting when we exercise our first put.  In addition, we cannot put more than $500,000 of shares to Kodiak at any given time.    Even though we may not put shares to Kodiak amounting to more than 9.99% of the outstanding shares on the closing date of a put, this restriction does not prevent Kodiak from selling some of its holdings and then receiving additional shares. In this way, Kodiak could sell more than the 9.99% limit while never holding more than the limit.  Due to limited trading volume and price volatility, Kodiak may not be able to sell enough shares to allow us to make additional puts.  No assurances can be made that we will realize any sale proceeds under the Investment Agreement.

Our Investment Agreement Could have a Negative Effect Upon Our Market Price and Cause Dilution in the Value of Shares held by Investors

The purchase price under the Investment Agreement is based upon a 15% discount to the then-prevailing lowest daily volume average share price over a five trading day period.  As a result, the lower the stock price at the time Kodiak purchases the stock, the more common shares Kodiak will receive.  To the extent Kodiak purchases and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow Kodiak to receive greater amounts of common stock in subsequent puts, the sales of which could further depress the stock price.

We Have Identified Material Weaknesses in our Internal Controls Related to Financial Reporting.  If not Remedied Satisfactorily, These Material Weaknesses Could Result in Further Material Misstatements in our Financial Statements in Future Periods.

For the years for which our financial statements are presented in this document, we were not required to have, nor was our independent registered public accounting firm engaged to perform, an audit of our internal control over financial reporting. Our independent registered public accounting firm’s audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, no such opinion was expressed.

During the preparation of our financial statements as of May 31, 2009, 2010, 2011 and in our  February 29, 2012 Quarterly review, we identified material weaknesses in our internal controls over financial reporting. If not remediated satisfactorily, these material weaknesses could result in further material misstatements in our financial statements in future periods. Specifically, we have not been required to have, and as a result did not maintain a sufficient complement of personnel with an appropriate level of accounting, taxation, and financial reporting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements and the complexity of our operations and transactions. We also did not maintain an adequate system of processes and internal controls sufficient to support our financial reporting requirements and produce timely and accurate U.S. GAAP financial statements consistent with being a public company.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

We cannot be reasonably assured that our remediation actions will be effective to correct material weaknesses. If we continue to experience material weaknesses, investors could lose confidence in our financial reporting, particularly if such weaknesses result in a restatement of our financial results, and our stock price could decline.

We do not plan on Providing Cash Dividends to our Shareholders so any Return on Their Investment Must Come From Share Appreciation

To date, we have not paid a dividend on our common shares and do not intend to do so in the foreseeable future, as we expect any excess funds will be reinvested in implementing our business plan. As a result, any return on investment in our common shares must come from increases in the fair market value and trading price of our common stock.

Our stock may be Considered “PENNY STOCK” and a Shareholder's Ability to buy and Sell Shares in the Secondary Market May be very Restricted

The liquidity of our common shares would to be limited not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and the lack of coverage by security analysts and any market news related to our company. In addition, any shares quoted on the OTC Bulletin Board would be subject to certain rules and regulations relating to “penny stock.” A “penny stock” is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on the NASDAQ Stock Market or a national securities exchange. Being a penny stock generally would mean that any broker who wanted to trade in our shares (other than with established customers and certain institutional investors) must comply with certain “sales practice requirements,” including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith. In addition, broker-dealers must take certain steps prior to selling a “penny stock,” which steps include:

•	obtaining financial and investment information from the investor;
•	obtaining a written suitability questionnaire and purchase agreement signed by the investor; and
•	providing the investor a written identification of the shares being offered and the quantity of the shares.

If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules could make it more difficult for broker-dealers to sell our common shares, and as a practical matter, these requirements may mean that brokers would be less likely to make recommendations on our shares to its general customers.

Shares of our Stock that may be Eligible for any Future Sale may have a Significant Negative Impact on our Stock’s Price

As of the date of this prospectus we have 5,025,019 shares of common stock and 524,065 options outstanding convertible into common stock.  (as described in our Financial Statement section).  We also have 2,003,776 shares of preferred stock convertible into 2,504,720 shares of common stock at the rate of 1.25 shares of common stock for each share of preferred stock.  We have also entered into a funding agreement that, if exercised could create additional shares to be issued as described in this prospectus.

It should be noted that  74,974,981authorized shares of common stock remain available for future issuance under various initiatives, equity compensation plans or otherwise disclosed agreements. The exercise of options and warrants, and the sale of shares underlying such options or warrants, could have an adverse effect on the market for our common stock, including the price that an investor could obtain for their shares. Investors may experience dilution in the net tangible book value of their investment upon the exercise of outstanding options and warrants granted under our stock option plans, and options and warrants yet to be granted or issued.

It should be noted that we reverse split our shares on or about September 8 , 2011 eight (8) back to one (1).  This action included all options that were outstanding as of that date.

We are not able to Predict the Effect of Sales of any Shares under Rule 144 that may have on the then Prevailing Market Price but note that such Sales may have a Substantially Depressing Impact on our Market Price

All of our current officers, directors and 5% or more stockholders have agreed not to, directly or indirectly, issue, agree or offer publicly to sell, grant an option for the purchase or sale of, assign, transfer, pledge, hypothecate, distribute or otherwise encumber or dispose of, any shares of the common stock or other equity securities of ours or other securities convertible unto or exercisable for such shares of the common stock or other equity securities except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

We are not required to meet or maintain any listing standards for our common stock to be quoted on the OTC Bulletin Board or in the Pink Sheets, which could affect our stockholders’ ability to access trading information about our common stock

The OTC Bulletin Board and the OTCMarkets.com are each separate and distinct from the NASDAQ Stock Market and any national stock exchange, such as the New York Stock Exchange or the American Stock Exchange.   Although the OTC Bulletin Board is a regulated quotation service operated by the Financial Industry Regulatory Authority (FINRA), that displays real-time quotes, last sale prices, and volume information in over-the-counter (“OTC”) equity securities like our common stock, and although OTCMarkets.com is an Internet-based, real-time quotation service for OTC equities for market makers and brokers that provides pricing and financial information for the OTC securities markets, we are not required to meet or maintain any qualitative or quantitative standards for our common stock to be quoted on either the OTC Bulletin Board or in the Pink Sheets. Our common stock does not presently meet the minimum listing standards for listing on the NASDAQ Stock Market or any national securities exchange, which could affect our stockholders’ ability to access trading information about our common stock. Additionally, we are required to satisfy the reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we fail to do so, our shares may no longer be quoted on the OTC.  Assuming completion of at least the minimum offering and our remaining current in our SEC reporting, we intend to solicit broker-dealers for an interest in making a market for our common stock by initiating quotations.  We will rely upon referrals from our board of directors to identify possible market makers.  However initiating quotations can be a difficult and time consuming process for the broker-dealer who is prohibited from accepting any compensation for initiating quotation.  As a result, there can be no assurance that we will be successful at attracting a broker-dealer to serve as an initial market maker.

Our Board of Directors has broad powers to effect corporate actions affecting our outstanding capitalization without shareholder approval that may reduce the number of shares held by the shareholders or reduce their ownership percentage.   Our articles of incorporation do not enumerate any matters for which shareholder approval is required.  The Indiana Business Corporations Act requires shareholder vote and approval of:  the election of the board of directors; amendments to the articles of incorporation including changes to authorized capital; the merger of an Indiana corporation into another entity; the sale of all or substantially all of the assets of corporation; or the dissolution and winding up of the corporation.  The authority to effect other corporate actions not specifically requiring shareholder approval is vested with Board of Directors.  Such corporate actions may taken without shareholder approval and include the acquisition or disposition of assets; the issuance of common stock or other securities for any consideration approved by the Board of Directors; the granting of anti-dilution and anti-takeover provisions; and the effectuation of a forward or reverse split of the outstanding common stock. All such corporate actions may adversely affect our outstanding capitalization and as result the number of shares held by existing shareholders after a reverse split may be reduced. Furthermore, in the event of stock issuances, each existing shareholder’s percentage ownership would decrease.

USE OF PROCEEDS

The following table sets forth management’s estimate of the allocation of net proceeds expected to be received from this offering. Actual expenditures may vary from these estimates. Pending such uses, we will invest the net proceeds in investment-grade, short-term, interest bearing securities.   We will not pay any fees or commissions in connection with our puts to Kodiak.

	100% of the Offering or $1,500,000	50% of the Offering or $750,000	25% of the Offering or $375,000	10% of the Offering or $150,000

Less Offering expenses	$25,000	$25,000	$25,000	$25,000

Net Proceeds	$1,475,000	$725,000	$350,000	$125,000

Use of Net Proceeds
Advertising	$250,000	$100,000	$50,000	$25,000
Website Development	$150,000	$75,000	$25,000	$0
New Content Development	$175,000	$50,000	$25,000	$25,000
Shanghai Office Expansion	$75,000	$50,000	$25,000	$0
Staff Development	$75,000	$50,000	$25,000	$0
Debt Retirement	$150,000	$50,000	$0	$0
Sub Total	$875,000	$375,000	$150,000	$50,000

Working Capital:	$600,000	$350,000	$200,000	$25,000

Total Net Proceeds	$1,475,000	$725,000	$350,000	$125,000

DETERMINATION OF OFFERING PRICE

Our offering price was arbitrarily determined by us based upon our capital requirements and not upon any objective standard or independent assessment of value.

SELLING SECURITIES HOLDER

The Selling Securities Holder is Kodiak Capital Group, LLC, a Delaware Limited Liability Company pursuant to an Investment Agreement dated October 21, 2011.  Pursuant to our agreement with Kodiak, at our election we may sell Kodiak up to 1,385,000 shares of our common stock for gross proceeds of up to $1,500,000 at a price based upon 85% of the lowest daily volume average share price over a five (5) trading day period.   Kodiak’s obligations under the Investment Agreement are irrevocable not transferable.   Kodiak was issued 50,000 shares of common stock as Commitment Shares upon execution of the Investment Agreement, ownership of the 50,000 shares will vest when we exercise our first put to Kodiak.

As of the date of this prospectus, our most recent put price per share would be $0.6392 and we would have to issue 2,346,683 shares to receive all $1,500,000 of the Investment Agreement proceeds.  We will not pay any fees or commissions on any puts to Kodiak.

As of the date of this prospectus, there are 4,167,805 shares of our common stock held by or currently issuable to non-affiliates, representing 83% of the outstanding common stock prior to any puts to Kodiak.  The 1,385,000 shares we are registering for resale by Kodiak represent 33.2% of the outstanding common stock held by non-affiliates.

We cannot put more than $500,000 of shares to Kodiak at any given time.   As of the date of this prospectus, Kodiak cannot own more than 502,501 shares.   In the event gross proceeds reach $1,500,000 from puts of less than 1,385,000 shares, the offering will end with no further shares sold.   Our limited trading volume and price volatility is likely to inhibit Kodiak’s ability to sell shares put to them, and our subsequent ability to put more shares. It is also likely that each put will decrease our stock price which means subsequent puts would provide less proceeds per share that the previous put.  In addition, we have only registered 1,385,000 for resale by Kodiak.  As a result of these factors it is unlikely we will realize the maximum $1,500,000 in put proceeds.

Kodiak intends to sell up to the 1,385,000 shares and is an “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with the resale of our common stock under the Investment Agreement.  As of date of this prospectus, Kodiak owns 50,000 shares of our common stock prior to the offering.  After the offering is completed, Kodiak will own no shares of our common stoc k.

Our sale of the shares and Kodiak’s obligation to take the shares are subject to following conditions:

•	A registration statement has been declared effective and remains effective for the resale of the common stock subject to the Investment Agreement
•
Our common stock has not been suspended from trading for a period of five consecutive trading days and we have not have been notified of any pending or threatened proceeding or other action to delist or suspend our common stock;

•	We have complied with our obligations under the Investment Agreement and the Registration Rights Agreement;
•
No injunction has been issued and remains in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of our common stock; or

•	The issuance of the common stock will not violate any shareholder approval requirements of any exchange or market where our securities are traded.
•	Kodiak does not owned greater than 9.9% of the outstanding common stock following any put of shares to Kodiak.
•	The Investment Agreement will terminate when any of the following events occur:
•	Kodiak has purchased an aggregate of $1,500,000 of our common stock; or
•	our commitment with Kodiak ends 24 months after the SEC declares this registration statement effective.

Plan of Distribution

We are not offering any of the Selling Securities Holder’s securities. These shares may be sold by the Selling Securities Holder from time to time at prevailing market prices. We will not receive any of the proceeds from any sale by the Selling Securities Holder. The Selling Securities Holder may sell or distribute its shares in transactions through underwriters, brokers, dealers or agents from time to time or through privately negotiated transactions, including in distributions to shareholders or partners or other persons affiliated with the Selling Securities Holder. If the Selling Securities Holder enters into an agreement after the date of this prospectus to sell its shares to a broker-dealer as a principal and that broker-dealer is acting as an underwriter, we will file a post-effective amendment to the registration statement containing this prospectus identifying the broker-dealer and disclosing required information on the plan of distribution. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the Financial Industry Regulatory Agency.

The distribution of the Selling securities holder’s shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions) in the following types of transactions:

1.	Over-the-counter market sales, or on such public markets as the common stock may from time to time be trading;

2.	Privately negotiated sales;

3 .
By writing of call options on the shares (whether such options are listed on an options exchange or otherwise). A call option is a contract whereby the option holder has a right to purchase the shares from the writer of the option for a set period of time at a pre-defined price;

4.
By purchasing put options (whether such options are listed on an options exchange or otherwise) and delivering the shares to the writer of the option. A put option is a contract whereby the option holder has a right to sell the shares to the writer of the option for a set period of time at a pre-defined price; or

5.	Any combination of these methods of distribution.

Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

If the Selling Securities Holder effects such transactions by selling the shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling securities holders or commissions from purchasers of the shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved).

The Selling Securities Holder and any brokers, dealers or agents that participate in the distribution of the securities  are underwriters, and any profit on the sale of the securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents  will be underwriting discounts and commissions under the Securities Act.

The Selling Securities Holder may pledge the shares from time to time in connection with such Selling securities holder’s financing arrangements. To the extent any such pledgees exercise their rights to foreclose on any such pledge, and sell the shares, such pledgees may be deemed underwriters with respect to such shares and sales by them may be effected under this prospectus.  We will not receive any of the proceeds from the sale of any of the shares by the Selling Securities Holder.

Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the shares may not simultaneously engage in market making activities with respect to the shares for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Securities Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the Selling Securities Holder.

Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

Penny Stock Rules / Section 15(g) of the Exchange Act

Our shares may be considered penny stock covered by Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rules 15g-1 through 15g-6 promulgated thereunder. They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors who are generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules. Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales person’s compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Rule 15g-9 requires broker/dealers to approved the transaction for the customer’s account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination and that it is unlawful to effect the transaction without written authorization for the transaction from the customer.

The application of the penny stock rules may affect your ability to resell your shares due to broker-dealer reluctance to undertake the above-described regulatory burdens.

DESCRIPTION OF SECURITIES AND RELATED STOCKHOLDER MATTERS

We are authorized to issue up to 80,000,000 shares of our $0.001 par value common stock. Each share is entitled to one vote on matters submitted to a vote of the shareholders. There is no cumulative voting of the common stock. The common stock shares have no redemption provisions nor any preemptive rights.  Common Stock is entitled to receive dividends as and when declared by the board of directors.  Since inception no dividends have been declared and none are anticipated as of the date of this prospectus.

We are also authorized to issue up to 20,000,000 shares of preferred stock.  As of the date of this prospectus, the Company has issued 2,003,776 shares of preferred stock as Series A convertible preferred stock for total proceeds of $2,003,776. The terms of the preferred stock allow the holder to convert each share of preferred stock into 1.25 shares of common stock at any time after six months from the date of issuance. The holders of shares of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could convert. The holders of shares of preferred stock are also entitled to receive cumulative dividends in preference to any declaration or payment of any dividend at the rate of $.06 per share per annum when, and if declared by the Board of Directors.

Our articles of incorporation do not enumerate any matters for which shareholder approval is required. The Indiana Business Corporations Act requires shareholder vote and approval of:  the election of the board of directors; amendments to the articles of incorporation including changes to authorized capital; the merger of an Indiana corporation into another entity; the sale of all or substantially all of the assets of corporation; or the dissolution and winding up of the corporation.  The authority to effect other corporate actions not specifically requiring shareholder approval is vested with our Board of Directors.  Such corporate actions may be taken without shareholder approval and include the acquisition or disposition of assets, the issuance of common stock or other securities for any consideration approved by the Board of Directors; the granting of anti-dilution and anti-takeover provisions and the effectuation of a forward or reverse split of the outstanding common stock. All such corporate actions may adversely affect our outstanding capitalization and as result the number of shares held after a reverse split may be reduced and in the event of stock issuances, each shareholder’s percentage ownership would decrease.

On or about September 8,2011, we effected a reverse split all of its outstanding common stock and options reducing outstanding shares eight (8) down to one (1).  While shareholder approval of the reverse split was not required, the Board of Directors had been authorized to declare a reverse split by our shareholders at a shareholders meeting held on July 5, 2004 at such point in the future as determined by the Board of Directors.  Our articles of incorporation and Indiana corporate law are silent regarding advance authorization of any corporate action, including a reverse split and the Indiana Business Corporations Act vests the Board of Directors with all corporate powers not otherwise limited by the articles or statute for the advance authorization without subsequent shareholder approval. While shareholder approval was not required, the holders of 78% of the common stock then outstanding were present at the July 5, 2004 meeting and approved the advance authorization. We have no other pending advance authorizations.

As of the date of this prospectus, there are 5,025,019  shares of common stock outstanding after our 1 for 8 recapitalization. All of these shares are presently eligible for re-sale under Rule 144.

Equity Compensation Plan Information

ChineseInvestors.com does not have any equity compensation plans as of the date of this prospectus.

Legal Matters

The validity of the common shares and other legal matters in connection with this offering with respect to Indiana law have been passed upon us by Dennis Brovarone, Esq., Littleton, Colorado.

Experts

Our audited financial statements for the fiscal years ended May 31, 2010 and 2011, have been included in this prospectus and in the registration statement of which this prospectus forms a part in reliance on the reports of B F Borgers CPA, PC, independent auditors, given on that firm’s authority as experts in auditing and accounting.

THE BUSINESS OF CHINESEINVESTORS.COM

General Development of Business

ChineseInvestors.com, an Indiana corporation, was incorporated on January 6, 1997 in the State of Indiana under the corporate name “MAS Acquisition LII Corp.” Prior to June 12, 2000, the Company was a ‘blank check’ company seeking a business combination with an unidentified business.

On June 12, 2000, we acquired 8,200,000 shares of common stock, representing 100% of the outstanding shares of Chineseinvestors.com, Inc., which was incorporated in the State of California on June 15, 1999. In connection with this acquisition, Aaron Tsai, our former sole officer and director, was replaced by Chineseinvestors.com, Inc.’s officers and directors.

The stockholders of Chineseinvestors.com, Inc. were issued 8,200,000 shares of our common stock, or approximately 96% of our total outstanding common shares after giving effect to the acquisition. Chineseinvestors.com, Inc. became a wholly owned subsidiary and we changed our name to Chineseinvestors.com, Inc.  Immediately prior to the acquisition of Chineseinvestors.com, Inc., MAS Capital Inc. returned 8,200,000 shares of common stock for cancellation without any consideration. The purpose of this reorganization of Chineseinvestors.com, Inc. was to increase the number of stockholders in anticipation for the development of a secondary trading market for the shares of our common stock which has been substantially delayed due to various market as well as internal conditions.

Chineseinvestors.com, Inc. was established as an ‘in language’ (Chinese) financial information web portal, offering various levels of information relative to the US Equity and Financial Markets as well as certain other specific financial markets (including China A Shares, FOREX, etc.). Over the years, various informational components have been added and the general content improved as the Company continues to derive the majority of its income from various subscription services it offers to its customers.  We offer subscription services to provide education about investing and news and analysis on the stock market as well as news about particular stocks that we are following.  Nevertheless, we do not provide our subscribers with individualized investment advice and never have investment discretion over any subscriber’s or site visitor’s funds.

Chineseinvestors.COM, Inc. has been in continuous operation since July of 1999 using the web domains (uniform resource locators) of www.chineseinvestors.com and www.chinesefn.com.

We established a Representative Office business presence in Shanghai, China in late 2000 from which we could fulfill most of our support types of service and have a leased office presence in Shanghai as well as in Arcadia, California.  The Representative Office in China is wholly-owned and registered to the Company.

The mission of a Representative Office is to act as a liaison between the home office and trade organizations or related industries in China.  Representative offices often engage in market research, establish contacts with prospective customers and partners, and provide support services for the home office’s operations.   The representative office is not a separate legal entity; rather it is operating in China as a branch of the Company.

More specifically, over the past five (5) years we have focused on the continued development of financial market segment information services (in Chinese character sets) offered in a subscription services format as a primary source of income. We have found that providing real time information in Chinese character sets is an underserved marketplace and that we have become an internet site for those seeking information in this particular market segment.

In early 2010, the Company began to prepare the necessary documents and information needed for a Form 10 submission. In particular, we have retained the firm of B F Borgers, CPA PC to be our independent auditor.

We filed our registration statement under the 1934 Act on Form 10/12G on or about November 29, 2010 with the SEC and responded to all comments, receiving our letter of acknowledgement and completion of that process on or about June 10, 2011. During the interim time period we filed all documents as required by the SEC relative to amendments, 10Q’s, 8K’s, and revisions thereto.

We began a search for a Market Maker in early 2011, eventually selecting Glendale Securities having offices in Sherman Oaks, California.  Quotation of our common stock on the OTCBB by Glendale Securities began January 30, 2012.

As of the date of this prospectus, the Company employed 35 persons in our Shanghai Office including our CEO and Office Manager in a variety of operational capacities.   Of these persons, 32 are full time and 3 are part time.

On or about September 8, 2011 the Company reverse split all of its outstanding common stock and options eight (8) back to one (1).  While shareholder approval of the reverse split was not required, the Board of Directors had been authorized to declare a reverse split by the shareholders of the Company at a shareholders meeting held on July 5, 2004.
Shareholder, Company, and Material Events Recap

The Company is authorized to issue 80,000,000 shares of common stock, $.001 par value per share and 20,000,000 shares of $.001 par value preferred stock. All common stock shares have full dividend rights however, it is not anticipated that the Registrant will be declaring distributions in the foreseeable future.

In November 2009, the Company completed a private placement of stock that started in December, 2008. We raised a total of one million dollars in that private placement. In addition, the Company initiated work to compile the financial statements and data that would eventually be used in the generation of its Audited Financial Statements.

In December of 2009, the Company purchased a note held by Hollingsworth LLC, a past majority shareholder for $112,500. The note was related to a purchase of Hollingsworth LLC’s interests in the Company by L.J. Sabean, a shareholder in October of 2005 (as noted in our prior disclosures).  We refer to L.J. Sabean as Sabean in this Prospectus.

In January 2010, the Company repurchased 13,451,461 shares from Sabean in consideration of a payment of $150,000, forgiveness of the note receivable owed by Sabean (because the Company repurchased Sabean’s promissory note receivable from the Hollingsworth LLC in January 2010), and through the issuance to Sabean of 2,500,000 stock options exercisable at $0.005 per share. The Company then retired these shares to treasury reducing the total number of shares outstanding accordingly.

In April of 2010 and with Mr. John Myers’ earlier resignation in March of 2009, the Board of Directors had been seeking a new independent member for the Board of Directors, as it anticipated filing a Form 10 registration statement in an effort to become a public reporting company later in the year.  On April 30, 2010, James S. Toreson was appointed to the Board of Directors.  The Board of Directors felt that Mr. Toreson’s general corporate experience and past service with the Company (Interim CEO from March 2002 through March 2003) qualified him as an excellent choice for its 1st independent director.  Mr. Toreson was originally nominated by Hollingsworth LLC as a condition of their participation and purchase of stock as noted but Mr. Toreson has not been affiliated with the Hollingsworth or its principals since January of 2003.

On June 26, 2010, the Company held an annual meeting of its shareholders for prior years as needed as well as for Fiscal Year 2010 in Arcadia, California.  Mr. Wang, Mr. Roper, and Mr. Toreson were elected to full terms as directors at the meeting for the current fiscal year ending May 31, 2011.

The Company commenced a private placement in January of 2011.  The proceeds of the private placement will be focused on continuing our growth.  As of May 2011 we had raised $525,000 through the sale of 4,375,002 shares of common stock at $0.12 per share, adding 17 new shareholders resulting in a total of 352 shareholders of record. We did not use a broker-dealer to sell our shares.

In June 2011 the Company elected to increase the target amount raised within the Regulation D offering to $1.5M and subsequently stickered the PPM, noting the increase from one million to one and one half million dollars.

As of August 29, 2011 the Company had raised $1,069,000 in the private placement through the sale of 8,908,335 shares of its common stock to 27 accredited investors.

In August of 2011, the Company repurchased 5,170,106 shares and retired 2,500,000 options belonging to Sabean in consideration of a payment of $250,000 that included certain repayment terms and conditions. As of August 3, 2011, Sabean is no longer a shareholder in the Company.

As of the date of this prospectus the Company has raised $2,003,776 in capital by issuing 2,003,776 shares of its Series A convertible preferred stock in a private placement .  These shares of Preferred Stock bear a dividend  rate, based upon the purchase value of 6% per annum payable twice annually to the holder of the shares on or about May 15th and December 15th of each successive year the shares are held.  This payment obligation shall survive in perpetuity until satisfied with these shares but may be restricted (an accrual provided for) or eliminated should the Company not have sufficient funds on hand on the planned disbursement date, at its sole discretion.    Additionally, these shares may be converted to Common Shares though notice to the Company and its Transfer Agent at a rate of 1.25 Common Shares for each Preferred Share converted.

As of the date of this prospectus, the Company has 5,025,019  shares of common stock outstanding held by 361 shareholders of record and 2,003,776 shares of preferred stock outstanding held by 63 shareholders of record.

General Company Information

Market and Market Prospects

The Company’s primary market focus is on the segment of the Chinese population (both US and abroad) that does not have adequate English language reading and or speaking skills but who wish to participate in the various financial markets that typically do not offer real time ‘in-language’ information from an investment and or general information perspective. With the emergence of a Chinese middle class as well as those who have had wealth transferred to them, there appears to be a continuing expansion of interest by the Chinese public in the general financial and securities marketplace as a whole.

The Company

ChineseInvestors.com, Inc. endeavors to be an innovative company, specializing in providing real-time market commentary and analysis in the Chinese language. Our services are mainly offered to Chinese speaking individuals, offering several types of subscription-based services and serve various types of investors and traders as depicted in our Subscriber Services offering(s) shown herein. Market coverage includes the general range of US financial markets, Chinese A Shares, and the FOREX market.

The Company has worked toward establishing its web presence. Due to the lack of site use information in competitor companies and based upon our web site access metrics; the Company must acknowledge that while it has a substantial public audience, it is difficult to ascertain exactly where any specific leadership position lies and therefore can make no definitive statement as to an overall position of our website and presence within our specific marketplace.

With our screen layout and menu options, we display our research tools in a manner designed for ease of use. The content and technology comprising our integrated information platform is also designed to be adaptable so that as we develop new research tools and adopt new content and features, these new research tools, content and features can be easily integrated with our existing platform.

Our service offerings permit users to subscribe to several of our service packages and we have over 1,000 active paying subscribers. Our registered users are Internet users who maintain a registered account with either www.chinesefn.com or www.chineseinvestors.com.

Our website presents analysis, commentary, and computer generated quantitative analysis to provide our subscribers and users with a broad view of the world financial markets. We do not attempt to convince our users to buy or sell any securities or to invest in any specific investments. We believe our subscribers and users view us as an unbiased provider of financial information. A substantial portion of our revenue is derived from the annual and monthly subscription fees charged for our service offerings. We receive subscription fees at the beginning of the subscribers’ subscription periods noting that the related revenue is deferred over the specific subscription period(s).

To facilitate the offering of our services the Registrant has five full time editorial staff members.  Each staff member is a graduate of a college or university in China and is fluent in English.  These staff members monitor CNBC, Bloomberg and other sources of financial news for developments on the stocks being tracked.  They do in fact listen to conference calls conducted by the management of the tracked stocks, but do not ask questions.  The staff members translate the news, developments and their notes and provide that information to the subscribers.  The stocks tracked are generally large capitalization stocks traded on the NYSE or NASDAQ-NMS.  Companies are selected based on industry and market segment.  The individual Registrant periodically selects and or drops the companies being tracked.

Our Subscription Services

A substantial portion of our revenue is derived from the annual and monthly subscription fees charged for our service offerings. We receive subscription fees at the beginning of the subscribers’ subscription periods and defer these fees over the period in which the revenue is earned. Membership Services include, but are not limited to, the following:

VIP Golden Membership Subscription Services

Our registered VIP Golden Members enjoy the following services; 1) timely and important information about US-listed companies; 2) real-time analysis and tracking of the US stock market quotations; 3) trend analysis of the overall market and individual sectors; and 4) access to a sample investment portfolio selected by the Company for educational simulation relative to individual stock research as well as real-time trading demonstrations of various trading techniques.  We typically follow and provide analyses for large capitalization companies listed on the New York Stock Exchange (NYSE) and the NASDAQ® National Market System (NASDAQ-NMS).  This service also includes access to various other services including our Market Hotspot Report (this report provides current as well as historical performance information on active issues as well as sectors within the US Marketplace), Intraday Market Analysis (after close), Weekly Market Commentary, etc.

Our VIP service offers educational demonstrations through which our editors illustrate basic rules and skills to our subscribers as a group on how to evaluate various investments through fundamental and technical analysis.  We do not provide this service to individual subscribers to help them make personal investment decisions. This service is intended to teach subscribers how to use technical analyses to invest in and trade stocks.

In our VIP Golden Membership Subscription Services, subscribers can input the market news, their own views, or other information, and share the results with other subscribers in an open forum format.  However, we do not offer a function that allows members to input specifics such as their current net worth, risk sensitivity, investment objectives and time frame that would then generate investment suggestions.  This would be a financial planning function that we are not permitted to provide as we do not provide investment advice.

At the time of publication, our editors may or may not hold the securities that are identified for use as part of an example portfolio.  This portfolio can change its holdings at any time and the results of the analysis of the individual components of the portfolio are reflected in our updates. Under no circumstances does the information in our services represent a recommendation to buy or sell stocks.

Education Materials (Video Training), Stock Investment

These training materials are offered in a CD/DVD format and are shipped to the purchaser immediately upon purchase and include 1) fundamentals critical to a consistent investment strategy, 2) what to look for in creating a fundamental analysis, 3) how to spot various trading opportunities, 4) how to find swing trading opportunities for individual stocks, 5) what is position trading and holding time analysis.  In addition we also provide evaluations as well as analyze all the sample shareholdings and volatile stocks in our sample portfolio.  In this way we strive to help you understand why you may be making certain moves so that you can learn various rationales and strategies, thus becoming a better investor. These educational materials are based upon historic performance information and do not provide advice on current potential investments, but rather provide an educational point of reference only.

Option Investment & Trading Subscription Services

This program includes 1) instructional analysis for Market Index Option Trading, 2) instructional analysis for Stock Option Trading, 3) instruction and analysis for long term Stock Option Trading, 4) introductory articles for Options, 5) real-time market education and analysis, 6) pre-market analysis of three stock indexes daily chart analysis of the Dow-Jones Industrial average, the NASDAQ index and the Standard & Poor’s index with our views and outlook for the three index options including a sample daily tracking of option portfolio, etc.

US Market Megatrend Software

This product integrates a US Stock Market real-time stock trading simulation that focuses on providing educational fundamentals utilizing historical samples and trends.  This product is not tailored to individual investors’ particular portfolios, but purely on market factors.  Based on the Wall Street investment philosophy of “From the Overall Market to Sectors to Individual Stocks” our educational and research support team work to provide to provide a superior experience to our subscribers.  This simulation software releases sample signals to buy and sell by tracking over 9,000 US stocks and certain indexes and repeatedly researching, calculating and analyzing them. With this simulation software investors will become more comfortable with anticipating market fluctuations and be able to make more analytical based investment decisions based upon certain market signals.  The system is able to promptly identify potentially profitable sectors and individual shares into which main market capitals flow; thereby helping investors identify stock with growth potential based upon consecutive increases in value and the intermediate-priced and low-priced shares that would indicate a stocks' ability to increase in value. Its goal is to help investors gain the initiative to benefit from stock fluctuations.

This software is designed to portray a generic mathematical investment model that highlights all companies that fall into a certain mathematical category characterization based upon other publicly available performance factors.  This model is explained and the companies highlighted are available to all subscribers and is not set up to generate specific advice to individual subscribers.

China Market Megatrend Software

Similar to the US Markets based product, this product integrates a China A-Shares real-time stock trading simulation that focuses on providing educational fundamentals utilizing historical samples and trends.

FOREX (Foreign Currency Exchange) Subscription Services

Offering services including 1) a daily FOREX Headline, 2) a daily Video FOREX Market Analysis, 3) educational alerts for our training sample portfolio transactions, 4) a daily comment(s) review of key FOREX activity, etc.

Dark Horse Subscription Services

The Dark Horse column focuses on the US-listed small-cap stocks (with trading caps below 100 million shares); a place where investors from novices to professionals come to for ideas on which companies demonstrate certain characteristics indicating growth even in a challenged economy.   This is a subscription based service that analyzes individual stocks and provides an experienced investor’s opinion to all members of the service on various companies.  This analysis does not provide individual investment advice but rather provides an outlook as to the company’s current and potential performance to the entire group.   The Dark Horse research staff spends time daily researching small-cap stocks (virtually all of which are listed for trading on the NYSE or NASDAQ-NMS) to identify those issues with advancement potential based upon various commonly used measurement metrics every week from more than 9,000 US-listed stocks for the service's model portfolio.

Research reports on Dark Horse Stocks include a detailed analysis for those stocks where/when the price reaches a potential entering point, key business backdrop, market potential of the subordinated sector, fund statement of top-10 shareholders, ratings by boutique firms as well as the earnings per share, P/E ratio and P/B ratio (price to earnings and price to book value) of any of those stocks would be included in the reports.  The Company selects four to ten stocks periodically for inclusion on the watch list.  Our staff monitors news, analysts’ calls, reported trades by material shareholders and other persons required to publicly report trades, press releases and provides analysis and alerts to subscribers.  Tracking of Dark Horse Model Portfolio Stocks subscribers are alerted to the release of reports on traded stocks from broker-dealers and important news releases and our analyses of the material developments for the tracked Dark Horse stocks are provided as well.  All the news related to the model portfolio stocks is provided in timely manner while the potential influences price fluctuation of the stock is also analyzed.   Dark Horse Model Portfolio Performances (Profit and loss conditions of the portfolio) are shown in a table, price movements of model portfolio updated daily, and the yield conditions of the model portfolio is therefore clearly displayed.

China Momentum Stock Subscription Services

China Momentum Stocks refer to those companies listed on a US Exchange but founded in China. These stocks are studied separately because the Chinese companies have their own unique features, thanks to the rapid economic development of China. Therefore the trading skills required to understand these securities and their issuers are different from those needed to trade successfully in other stocks.   This column focuses on the Chinese companies that go public in the USA through an IPO, exclusive of reverse mergers and OTC up-lists (up-lists onto the OTC).

•	Information about Chinese Stocks and analysis of relevant ETF’s
•	Daily analysis on China Momentum stocks
•	Trading Updates on Chinese Concept Stocks
•	China Momentum Stock
•	China Momentum Stock Watch List Portfolio
•	Tracking and analysis on China Momentum Stocks
•	Earnings Forecasts of Chinese Concept Stocks and related analysis

Key Introduction to Small-Cap Chinese Concept Stocks

Detailed analysis reports are provided for those stocks of which the price reaches a proper entering point. Key business backdrop, market potential of the subordinated sector, market potential of the sector, fund statement of top-10 shareholders, ratings by boutique firms as well as the earnings per share, P/E ratio and P/B ratio (price to earnings and price to book value)of any of those stocks would be included in the reports, while the comparison with data of peer stocks would also be analyzed at the same time, technical supports (usually buying points) and resistances (usually selling points) of the charts are also included in the reports.

Analysis on News and earnings Internet Concept Stocks Subscription Services

This service provides tracking and comments relative to boutique firms and conference calls related to stocks on hold or on track.  It also provides tracking and analysis relative to Internet concept stock indices (such as HHH), conducted in a timely manner so that the overall trends of the Internet Concept Stock sector become more defined.  Sample videos are provided for Members every month.

The Five Most-Bullish Stocks Subscription Services

The Five Most-Bullish Stocks selects 5 large-cap stocks every year from more than 9,000 companies trading in the U.S. Those stocks cover hottest sectors such as gold, energy, finance, restaurants and technology.  Information for these stocks includes:

•	Tracking and analysis
•	Analysis in depth
•	Trading Portfolio
•	Trading Reminds
•	Institutional Holdings
•	Interior exchanges

General Content Production

To facilitate the offering of our services the Registrant has five full time editorial staff members.  Each staff member is a graduate of a college in China.  Each is fluent in English.  The staff members monitor CNBC, Bloomberg and other sources of financial news for developments on the stocks being tracked.  They do in fact listen to conference calls conducted by the management of the tracked stocks, but do not ask questions.  The staff members translate the news, developments and their notes and provide that information to the subscribers.  The stocks tracked are generally large capitalization stocks traded on the NYSE or NASDAQ-NMS.  Companies are selected based on industry and market segment.  The Registrant periodically selects or drops the companies being tracked.

General Advertising Services

The Company provides website based advertising services in the form of various types of advertising as may be observed throughout the website.

Free Analysis and Research Tools

We also provide a free stocks and research tool to its customers including the following services:

1.	Price charts of relevant stocks as well as the price and volume changes of the day.

After the ticker of a specific stock is searched on the chinesefn.com website, the price chart of a certain period (today, 5d, 1m, etc.) will be displayed with clear information of price movement, volume change as well as the highest and lowest points of 52 weeks. Dividend payment information will also be provided.

2.	News updates for relevant stocks.

News updates including the latest boutique firm ratings, company earnings, conference calls, merger and acquisition activity, as well as other information that may influence the price movements of relevant stocks are also provided for free.

Planned Additional Education Services

We plan to continue to expand our presence in China through the establishment additional related services that will likely be provided by third party vendor(s) working directly with us.  The Company has not as of yet identified such potential relationships but is working on updating its formal business strategy and plans to identify such potential third party or other partners prior to publishing its curricula.

We plan to substantially increase our presence in the US as well as China, expanding our educational training and seminar products substantially.

We believe that we have the requisite blend of experience and technical skills related to financial market awareness and content publication to develop a series of course devoted to investor education and offered in the Mandarin language.  Based on the demands of individuals both in China and outside China as well as on the structure and features of the financial markets we anticipate we will be able to substantially increase our presence and revenues once we are able to offer services within China (Peoples Republic of China).

These courses will range in content providing basic knowledge and practical trading skills.  They will be coupled with training in the use of digitalized, randomized, and quantified analyses for stock trading analysis and trading; helping the participants to be more skillful in practical trading as they progress through the course work.

Courses will also provide a number of actual cases and samples focusing on formal trading practice as well as the practical trading practices of experts that can be shared.  The course will also provide valuable real world experience from which to develop the participants’ own style of trading.

We are also planning to set up new education service locations within China in Shanghai, Wenzhou, Hangzhou, Nanjing, Ningbo, Beijing and Shenyang, so as to promote the business of investment education.

News

Our news feature allows users to search and view breaking economic and financial news and information from around the world. Through our website content, our subscribers can access timely and customized financial information and reports, categorized and integrated into topics and sub-topics that they select, based on their investment and analysis needs.

Our Websites

Our website content and our research tools are the key components of our information platform. Our websites have two primary functions:

•	To attract visitors and market our subscription based service offerings; and

•	To store content and serve as an integral part of our information platform.

In order to attract visitors to our websites, we offer a significant portion of our website content free of charge. This free content includes stock quotes, trading volumes and pricing indicators for listed companies in the United States. Our websites also have an important marketing function for our subscription based service offerings. We provide examples to our visitors on our websites of the enhanced content and features they can access by becoming a subscriber to one of our service offerings.

Our premium content and features are accessible through our web-based research tools. Subscribers to our web-based research tools are required to register and maintain personal accounts with our websites.

We believe our websites are designed for ease of use and accommodate low bandwidth access to the Internet. In addition, we have also historically derived some revenue from online advertising. We plan to attract more advertising revenue as our subscriber base increases.

We currently offer different service packages incorporating some or all of our research tools to our users. Our service packages provide research tools focused around three main areas: securities market data, technical analysis, and fundamental analysis. We view the migration of existing subscribers and the attraction of new subscribers to our service offerings with more comprehensive research tools as one of our most important growth strategies.

We may, from time to time, offer discounts or promotions, depending on our perceived need in accordance with our pricing policy. Any of such discounts or promotions could apply to new or repeat subscribers as we may determine.

We have taken steps to protect our customer and proprietary information through deployment of additional security contracted for through our web hosting service provider, IT Software Design.  To our knowledge no such dissemination of Company information has occurred as of the date of this documents submittal.  We are unsure of what material adverse effect such an event would cause.  We are in the process of securing service and trade mark protection for our Chineseinvestors.com and Chinesefn.com names.

Customer Support

Our customer support center provides our subscribers real-time and personal support. Our customer support personnel, in addition to their sales and marketing functions, help our existing and prospective subscribers to resolve any technical problems they may have. We have an in-house training program for our customer support personnel, which include training courses on world financial markets, our service features and functionalities, technical problem solving skills in respect of our research tools and general customer service guidelines.

The Company maintains a Customer Service Center that is open twenty four hours a day, seven days a week (24/7) in Shanghai China.  The center is staffed with individuals having both Chinese and English Language skills who are available by both telephone (1-800-808-8760) as well as email (info@chinesefn.com).  Once an inquiry call or email is initiated, follow up provided by an individual best suited to answering the specific question is undertaken often times resulting in a new email address point of contact as it relates to the specific Customer Service Representative responding to the inquiry.  The Company also provides various levels of translation support for its advertisers as may be contracted for.

Typical Customer Service or Technical Support Calls include:

•	What's the website address of chineseinvestors.com;
•	How do I access the website or how do I register online;
•	What products are free and which ones are offered at a cost;
•	What is the cost of a particular product;
•	Where to login our membership section;
•	Company intro and what content they can get access to our website;
•	When and where they can find the updated news;
•	Where are the archives; etc.
•	Customer can't login to the website; (technical support)
•	The computer can't refresh the webpage; (technical support)
•	The computer can't submit user's message; (technical support)
•	The computer can't show the web content in traditional Chinese (technical support)

Sales and Marketing

We market our service offerings through our websites, as well as through customer support personnel at our telemarketing and customer service center in Shanghai, China. Our websites provide detailed descriptions of our service offerings while our customer support personnel are available to explain to callers the various features of our offerings and to resolve our subscribers’ technical problems. We charge our subscribers a subscription fee for the use of our service packages over an agreed upon service period, typically three months to one year. Our subscribers either pay us by cash, by online bank transfer, or by direct wiring of cash. Upon receipt of payment, we promptly activate our subscribers’ accounts with us.

The Company currently utilizes several advertising relationships in a continuing effort to build its brand awareness including SVC Media Services, AM1300 Radio, Phoenix Satellite Television, SINA, etc.  The Company plans to continue to use these resources as well as add new media providers based upon need, performance, and cost.  The Company plans to continue with other advertising efforts in the form of seminars, referrals, and the planned offering of educational services.

While the Company does not currently have a formal budget for advertising; it plans to develop a more substantial plan and outlook in the near future as a part of its business planning and strategy development efforts and as it achieves revenues and or funding that will allow it to continue to expand its business.

The market potentials for our Portal, IR and PR marketing and Conference and Online Platform businesses are extremely competitive and rapidly changing.  We note that at this time we have not as yet developed offerings for these particular online services and may fail to do so in a manner that might affect our businesses ability to remain competitive. Please note that while we are aware our Company may develop service offerings as noted we have not as of yet explored the potential products related to the offerings as noted above and therefore cannot describe these businesses and planned offerings as we currently have none.

We are working on identifying other possible products that could be deployed as well as produce income for the company as they relate to "Portal, IR and PR marketing and Conference and Online Platform businesses" that could include those designed to 1) integrate with our portal such as various hybrid advertising services (word specific, etc.), 2) investor and or public relations promotional material dissemination (on behalf of various businesses and or advertisers) via website delivery mechanisms, 3) sponsoring as well as hosting related online (interactive) educational programs and conference events, etc.

We do offer various educational conferences (both free and fee based) in both China and the US on a regular basis as well as the services and information available to our subscribers and visitors on our website. These educational conferences typically include various segments dedicated to the various sectors our subscribers and guests may be interested including US Equities, Foreign Currency Exchange, China Stocks, etc.  These events generally include other speakers that have specific education and experience skills within these various sectors.  These events generally last between two and three hours and are held at public venues such as conference centers, hotels, etc.

Database Technology

We have developed database technology to address the specific requirements of our information services. Our database design and search techniques allow for efficient data retrieval within the unique operating parameters of the Internet.

Properties

The Company currently maintains leased space in Shanghai, China (as described in the Financials) as well as a small office presence in Arcadia, California.  It also maintains a correspondence address in Arcadia, California on a month to month basis.

Shanghai Offices	18 B-C, No 55, Huai Hai Road (W), Shanghai, China, 200030 (lease expires 05/01/2012)
Arcadia Offices	150 N Santa Anita Avenue, Suite 300, Arcadia, CA 91006 (month to month)
Correspondence Address	13791 E. Rice Place, Suite #107, Aurora, CO 80015 (6 month with renewal option)

The Company has no other real property holdings or leases other than those as disclosed above.

Legal Proceedings

The Company is not a party to any legal proceeding that it believes will have a material adverse effect upon its business or financial position.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

ChineseInvestors.com, Inc. (“the Company”, “we” or “us”) endeavors to be an innovative company, specializing in providing real-time market commentary and analysis in Chinese language character sets (traditional and simplified). Our services are primarily used by Chinese speaking individuals living in North America. We offer several types of subscription-based services and serve several levels of investors and traders (novice to professional). Our market coverage includes the general range of US financial markets, Chinese ‘A’ shares, and the Forex and binary option market.

We currently offer a variety of subscription services including 1) VIP Golden Membership, 2) Education Materials (Video Training), 3) Option Investment & Trading, 4) US Market Megatrend Software, 5) China Market Megatrend Software, 6) FOREX (Foreign Currency Exchange), 7) Dark Horse, 8) Chinese Momentum Stock, 9) Analysis on News and earnings Internet Concept Stocks, and 10) The Five Most-Bullish Stocks as well as various free analysis and research tools.  Current details regarding these services may be found in our Form 10-12G/A as filed with the SEC on May 20, 2011.

Our business model currently requires that all of our product lines generate recurring monthly revenue from each client relative to a ‘client specific’ contract services duration; generally provided on a monthly, quarterly, or annual basis that incorporate discounts for longer duration commitments.

Business Environment and Trends

Global markets have been negatively impacted by a variety of factors, and the financial services industry in particular has been adversely affected by losses in the mortgage and credit markets. Our business is dependent upon the health of the financial markets as well as the financial health of the participants in those markets. The current financial crisis has resulted in lower activity levels and has led to the collapse of some market participants. We are also seeing customers intensify their focus on containing or reducing costs as a result of the challenging market conditions. While we expect these trends will to continue to affect our growth rate and operating results for the short term, we also expect our revenue to reflect these conditions as well as be affected by our advertising investment on a quarter-over-quarter basis for the balance of fiscal year ending May 31, 2012.

Fiscal Year Ending May 31, 2011

Subscription Revenue:  The Company experienced a modest decrease in subscription based revenues ($834,081 decreasing to $760,748) but simultaneously experienced a significantly larger corresponding decrease in advertising related expense ($220,291 decreasing to $84,760).  It should also be noted that certain negative market conditions will correspondingly affect these sales.

FOREX Revenue:  There was a decrease in FOREX revenue from $72,636 (FY 2010) to $55,822 (FY 2011) noting this decline in revenues is expected to continue as we experience less demand for back of the house support services that generate the revenue within this category.

Advertising Revenue:  The revenue from advertising fell slightly from $33,100 (FY 2010) to $28,800 (FY 2011) due in part to the company’s inability to properly capitalize on its existing delivery devices.  The company is initiating improvements in both the advertising products it can sell as well as methods of selling so that this trend can be reversed as we move into 2012.

Annual Expenses

Cost of Services Sold: These related costs increased modestly (from $531,184 in 2010 to $556,195 in 2011) due to our continued improvements as well as the related costs of content delivery.  We have also increased some of our editor salaries due to their value and longevity with the Company, also having a modest impact on costs.

General & Administrative Expenses: While these expenses have increased ($734,555 in 2010 to $948,822 in 2011) it should be noted that our non-cash compensation expense category increased from $106,073 in 2010 to $319,657.71 in 2011.  Also, it should be noted that during FY 2011 the Company bore a substantially higher level of Contract and Professional Fee related expense due to its general efforts to become a public company.

Advertising Expenses: Advertising related expenses decreased from $220,291.00 in 2010 to $84,760.00 in 2011.These expenses were lower than those of the prior year due to a substantial reduction in seminar and training as they related to US based activities.

In fiscal year 2011 the company raised $525,000 through a Private Placement of the Company’s stock. We also bore the additional legal, accounting, and professional expense related to this private placement as well as expenses related to our working to become a public company with an actively traded OTCBB symbol.

During the 1st quarter of 2011 we issued stock options to Warren ‘Wei’ Wang as they related to a repurchase agreement that had an impact of $160,740 on our non-cash compensation expense category.

During the 3rd quarter of 2011 we issued stock options to Warren ‘Wei’ Wang as they related to an agreement for such consideration, initially entered into in 2005 and as detailed in our 8K filing as well as 3rd Quarter 10Q filing in exchange for services rendered having an impact of $150,000 on our non-cash compensation expense category.

During the 4th quarter of 2011 we issued stock options to Clayton Miller as they related to general sales and PPM representation that had an impact of $8,917 on our non-cash compensation expense category.

During the 2011 fiscal year, the Company prepared and filed with the SEC a registration statement on a Form 10/12G in order to become a public reporting company under Section 12(g) of the 1934 Act.  To this end it hired multiple professional service providers as necessary to produce the requisite documents as well as respond to the SEC’s comments as they came in.

While the Company posted losses for this annual period, it should be noted that there were additional expenses as well as expenditures of cash incurred with several significant events as well as additional funds raised in association with the private placement initiated in January of 2011.

Liquidity

The Company is currently addressing its liquidity issues by continually building upon its revenue generation subscription service products, increasing its advertising based revenues (as discussed) and by seeking investment capital through private placement of common stock and debt.  The Investment Agreement and our puts of shares to Kodiak is an additional strategy to improve our liquidity.  We believe these efforts will provide us sufficient capital for the next twelve months.   Since inception, the Company has at times relied primarily upon proceeds from private placements and sales of shares of its equity securities to fund its operations. We anticipate continuing to rely on sales of our securities as well as increasing our subscriptions services revenues in order to continue to fund our business operations. It should be noted that the Issuances of additional shares will result in dilution to our existing stockholders. There is no assurance that we will be able to complete all of the additional sales of our equity securities as planned and noted herein or that we will be able arrange for other financing to fund our planned business activities.

While all of these factors as noted above have the potential to impact the Company’s liquidity in either a positive or negative fashion, it is the Company’s position that should there be a continuing deficit in our operating costs it will likely be the result of the additional cost burden of becoming a publicly reporting company.  To that end the Company feels it will be able to raise the necessary capital to continue operations via the sale of additional stock as already disclosed and noted herein but we can offer no guarantee that we will be able to raise the needed working capital to provide liquidity through year end 2011.  Once the Company deploys the additional educational based services (as discussed) and completes the raising of additional funds through the private placement (as discussed) it should be able to attain a break even operating basis and subsequent to a modest time period, achieve a cash flow positive position.

In reviewing the sources of capital available to the Company to address the liquidity issue we find there are three avenues we may pursue.  The first would be to increase our current revenues as they relate to existing services offered noting this effort would require the expenditure of some additional capital on various marketing efforts to increase the number of potential clients interested in one or more of our services.  This would result in additional cash demands on the Company that are currently under consideration.  The second would be to create new sources of revenue (as discussed on page 13, and as related to our "Portal, IR and PR marketing and Conference and Online Platform businesses) which would also require the expenditure of additional capital to develop as well as to market such services.  This would also result in additional cash demands on the Company.  The third would be to raise capital through the private placements of our stock or other funding options through a point of being able to achieve a sustainable profit as well as positive cash flow for the Company.

Should the Company be able to access the full amount offered by Kodiak Capital, it believes it will be able to continue to meet its financial obligations as well as grow the revenue aspects it has and will continue to have created.  It is also the goal of the Company to provide for new products that will provide for its best opportunity to meet its mid-term objective of becoming profitable.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholder’s equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or research and development services with us.

Contractual Obligations

We have no contractual obligations outstanding other than those based on a month to month continuing basis as they relate to technical services (web hosting, Bloomberg services, etc.) and as they relate to a specific office space lease in Shanghai, China (located at 18 B-C, No 55, Huai Hai Road (W), Shanghai, China, 200030).

Nine months ended February 29, 2012 compared to the nine months ended February 28, 2011

Revenues

Subscription Revenue:  There was a decrease in subscription revenues from $545,257 in the nine months ended February 28, 2011, 2011 to $459,597 in the nine months ended February 29, 2012, representing an approximate 16% decrease in subscription revenues.  This decrease was primarily due to the Company making a substantial investment in binary option revenue stream and efforts related to raising capital through the sale of the convertible preferred stock.

Binary Option Commissions:  In December 2011, the Company began generating revenue through entry into an affiliate agreement with ‘Option World” (KrisWorld Development Limited of Hong Kong). This relationship provides for fees to be paid to the Company for various new account and existing account support activities noting that the Company also provides award fulfillment as well as other customer support related services to Option World and as related to their services as it relates to the Chinese Customer Marketplace.  To the period ending February 29, 2012 the Company has generated $87,550 in additional revenue from this relationship.

FOREX Revenue:  The decrease in FOREX revenue from $49,822 (nine months ending February 28, 2011, 2011) to $29,462 (nine months ending January 29, 2012) is consistent with the previously discussed tapering off of this revenue stream.

Advertising Revenue:  The significant increase in advertising revenue from $28,800 to $46,780 was caused by additional advertising contracts for advertising during the conferences that the Company has been sponsoring.  This is not projected to be an ongoing revenue trend, and in the coming year the Company expects advertising revenue to decrease to a level similar to its historical trend.

Expenses

Cost of Services Sold:  The cost of services sold increased slightly from $426,055 to $447,129 from the nine months ending January 29th, 2011 to a similar period ending in 2012 as the company had expanded its operations in PRC to prepare for the projected increase in subscription revenues associated with new revenue lines, including binary option fees the Company is currently establishing.  This category of expenses primarily consists of the cost of the PRC operations.  Since a portion of these expenses are fixed, as the Company’s sales increase, the gross operating margin will improve.

General & administrative expenses:  The Company’s administrative expenses of $909,624 were substantially higher in the nine months ended February 29, 2012 than they were in the period ended February 28, 2011, 2011 of $573,032, which represents a 59% increase for the period. Many of these expenses were related to organizing sales conferences as well as establishing a trial office in Vancouver, Canada, which was subsequently closed.  In addition, the Company has added additional personnel to the office in Arcadia and opened a new location in Shenzhen, China.  At various times during the quarter there have been up to an additional 10 employees between these offices.  All employees hired have been hired with a three month probation period.  In addition the company awarded year-end bonuses to employees in China to celebrate the Chinese New Year and awarded bonuses totaling $36,000 to various executives of the Company in recognition of their work in getting the Company to publicly traded status.

Advertising:  Advertising expenses increased over 100%, from $62,050 in the nine month period ending February 28, 2011, 2011 to $131,975 for the similar period ending February 29, 2012.  This increased expenditure level was primarily due to advertising expenses related to conferences to promote the new binary option initiative.

Equity

In the first quarter of 2012 the Company raised $544,000 through the sale of Company stock through a private placement memorandum.  In the third quarter of 2012 the Company issued 50,000 shares of the Company stock, resulting in recognizing an expense of $48,000, as payment to a private equity fund raising firm that is expected to raise additional capital for the Company within the next 24 months.  In the third quarter of 201 the Company raised $1,851,000 through the sale of convertible preferred stock through a private placement memorandum.

Quarter ended February 29, 2012 compared to the quarter ended February 28, 2011

Revenues

Subscription Revenues: Revenues in the third quarter declined from $193,172 in the third quarter of 2012 to $125,794 in the third quarter of 2011 primarily due to the CEO’s time investment in new binary option business.

Binary option revenues: In the third quarter of 2012 the Company has generated $87,550 in additional revenue from this relationship.

FOREX Revenue:   The decrease in FOREX revenue from $8,615 in the third quarter of 2012 to $5,717 in the third quarter of 2011 is consistent with the previously discussed tapering off of this revenue stream.

Advertising Revenue:  Advertising revenues in the third quarter of 2012 were $8,100 compared to the third quarter revenues of 2012 of $12,600.    This decrease was caused by the Company losing an advertiser from the same period of the prior year.

Expenses
Costs of Goods (Services) Sold: The cost of services sold declined 10% from $159,270 in the third quarter of 2011 to $154,181 in the third quarter of 2012.  This decrease was primarily caused by a reduction in commissions paid to the sales people in Shanghai related to subscription revenues.   This decrease is consistent with the current quarter reduction in subscription revenues.

General & Administrative Expenses: The Company’s administrative expenses of $323,830 were substantially higher in the quarter ended February 29, 2011 than they were in the period ended February 28, 2011 of $175,009, which represents a 155% increase compared to the similar period. Many of these expenses were related to organizing sales conferences as well as establishing a trial office in Vancouver, Canada.  Due to the lack of generating substantial increases sales the Company has discontinued both of these initiatives and expects expenses in this category to decline substantially in subsequent periods.

Advertising Expenses:  Advertising expenses increased 103%, from $19,540 in the third quarter of 2011 to $39,519 in the third quarter of 2012.  This increase lever of expenditures was primarily caused by higher advertising expenses related to new initiative.

Liquidity

The Company is currently addressing its liquidity issues by continually building upon its revenue generation subscription service products, establishing other products offered, and by seeking investment capital through private placement of common stock and debt. Since inception, the Company has at times relied primarily upon proceeds from private placements and sales of shares of its equity securities to fund its operations. We anticipate continuing to rely on sales of our securities as well as increasing our subscriptions services revenues in order to continue to fund our business operations. It should be noted that the Issuances of additional shares will result in dilution to our existing stockholders. There is no assurance that we will be able to complete all of the additional sales of our equity securities as planned and noted herein or that we will be able arrange for other financing to fund our planned business activities.

While all of these factors as noted above have the potential to impact the Company’s liquidity in either a positive or negative fashion, it is the Company’s position that should there be a continuing deficit in our operating costs. To that end the Company feels it will be able to raise the necessary capital to continue operations via the sale of additional stock as already disclosed and noted herein but we can offer no guarantee that we will be able to raise the needed working capital to provide liquidity through year end 2012. Once the Company establishes the additional revenue streams and completes the raising of additional funds through the private placement of convertible preferred stock, it should be able to attain a break even operating basis and subsequent to a modest time period, achieve a cash flow positive position.

The Company currently is projecting a net cash loss from operations of approximately $1,000,000 over the next nine months.  Through the recently completed private placement of convertible preferred stock, the company has raised the capital resources to support its continued operation for the next nine months.  The stock sale to Kodiak Capital is projected to provide capital to support ongoing operations for an additional six months as well as to provide funding for several additional initiatives the Company is currently considering.  Within that time frame the Company is projecting that it will begin to generating positive cash flows from operations.  From that time forward the Company is planning to fund its operations through operating cash flow.

Company Executive Promotions

During a board meeting in the current quarter the Company promoted two members of their management team.  Paul Dickman was promoted to the position of Chief Financial Officer, from having that same roll on a contract basis and Brett Roper was promoted to Chief Operations Officer from the roll of director of administrative services.  The Company does not yet have formal employment agreement with these individuals for their new positions, but is planning to have those finalized by year end.

Plan of Continued Operations

We have initiated a private placement of our common stock with Kodiak Capital, to insure the company has adequate cash to meet its continuing obligations as well as expand its business.  It is our intent to focus on continuing to build our subscription and advertising revenues through focused advertising as well as seminars.

The Company plans to continue to meet all of its obligations as well as conform with all of the requirements of becoming a public company while increasing its market presence as well as services offering spectrum.

Directors, Executive Officers, and Corporate Governance

Name	Age	Served Since	Position
Warren (Wei) Wang	43	Dec. 1999	Chief Executive Officer and Chairman of the Board
Brett Roper	58	Mar. 2002	Secretary of the Board of Directors and Vice President of Corporate Services
Paul D. Dickman	28	June, 2011	Vice President, Accounting and Finance (Interim CFO)
James S. Toreson	69	Apr. 2010	Director (Independent) (Previous Board Service Mar. 2002 thru Apr. 2003)

Notes:

I.	All terms are set for the single annual period between our Annual Shareholders Meeting(s).

II.
James S. Toreson served on the Board of Directors previously in association with the Hollingsworth LLC ownership time period from March of 2002 through August of 2003. Mr. James S. Toreson is the single voting member of our audit, nominating, and compensation committees although Mr. Warren Wang and Mr. Brett Roper serve on these committees in a non-voting capacity as Management Representatives.

III.
Mr. Toreson and Mr. Roper had no relationship with Mr. Wang or each other prior to October of 2001 when they were introduced to each other, as well as the Company and Hollingsworth LLC as a part of the Due Diligence Team assembled to provide consideration and support to Hollingsworth LLC prior to their investment in the Company, occurring in March of 2002.

IV.	Mr. Roper served on the Board of Directors starting in March of 2002 (through December of 2005 as the Hollingsworth LLC Representative) and continues to serve in that capacity as of this date.

V.
The Audit Committee was enlarged to three persons in June of 2010 with James S. Toreson serving as its Chairman and single voting member as of this date. Mr. Toreson, who is independent within the meaning of Regulation S-K Item 407(d)(5)(i)(B) has been determined to have the necessary financial experience to serve as the committee financial expert.  Mr. Toreson is qualified as a financial expert due to his understanding of generally accepted accounting principles which he has gained through a combination of education and experience as a key executive for over 30 years in a wide variety of businesses.  A brief summary of his business experience is listed below Mr. Roper and Mr. Wang serves on the committee in a non-voting capacity.

VI.
Paul D. Dickman serves on a contract basis as our Vice President of Accounting and Finance, receiving a monthly payment of $4,000 for services in addition to any normal reimbursable expenses as approved by Mr. Roper.  Mr. Dickman also served in the capacity of accountant since January 2009 and has a CPA designation and graduate degree in Accounting.

Executive Compensation

The following information summarizes the compensation earned during the year ending May 31, 2010 and May 31, 2011.

Officers and Management

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	NonEquity Incentive Plan Comp	Non-Qualified Defer. Comp	All Other Compensation	Totals
Warren Wang	2010	$96,000.00	$—	$—	$—	$—	$—	$—	$96,000.00
Chief Executive Officer	2011	$96,000.00	$—	$—	$310,741	$—	$—	$—	$96,000.00

Brett Roper	2010	$57,500.00	$—	$—	$—	$—	$—	$—	$57,500.00
VP, Corporate Services	2011	$54,000.00	$—	$—	$—	$—	$—	$—	$54,000.00

Paul Dickman	2011	$48,000.00							$48,000.00
VP, Accounting and Finance

Lan Jiang	2010	$60,000.00	$—	$—	$—	$—	$—	$—	$60,000.00
Off. Mgr., Shanghai	2011	$60,000.00	$—	$—	$—	$—	$—	$—	$60,000.00

Board of Directors

Name and Principal Position	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Defer. Compensation	All Other Compensation	Totals

Warren Wang, Chairman of the Board	$—	$—	$—	$—	$—	$—	$—

Brett Roper, Secretary of the Board	$12,000.00	$—	$—	$—	$—	$—	$12,000.00

James S. Toreson, Director	$12,000.00	$—	$—	$—	$—	$—	$12,000.00
____________
(1)           Brett Roper took on the role of VP, Administrative Services in April of 2010
(2)           Mrs. Lan Jiang is not an officer of the corporation, does not serve on the Board of Directors, and is included in this table as a part of our related party disclosure as she is the spouse of the CEO, Mr. Warren Wang.

Employment Contracts

The Company currently does not have any active employment agreement(s) with any employee associated with the Company.  It is the Company’s intent to enter into an employment contract in the near future with its CEO and Founder, Mr. Warren Wang as well as any other employee(s) or contractor(s) determined by the Board of Directors to be critical to the Company’s future operations.

Non-Statutory Stock

The Company does not currently have any type of stock based compensation, award, or incentive plan document but plans to create such a plan in the near future in consultation with and the approval of our Compensation Committee.

Compensation Plan

The Compensation Committee intends to create a stock based compensation and incentive plan in the near future that would address performance of Board of Director(s) duties as well as reward employee job performance.  The Compensation Committee plans to formalize a compensation plan in the near future in consultation with and the approval of our Compensation Committee.

Director Compensation

At this time all Director Compensation is disclosed within the tables shown above.

Family Relationships

The only is no family relationship presently is as noted in the Board of Directors table, item #2.

Key Executive Insurance

The Company recently took out a term life insurance on our founder, Mr. Warren ‘Wei’ Wang.  The designated beneficiary is ChineseInvestors.COM and the face value of the term policy is $1,000,000.  The initial annual premium for this policy was $1,043.  The intended purpose of this insurance payout to ChineseInvestors.COM is to facilitate an orderly transition for the Company should it loose the services of its founder due to an unexpected demise.  It will be the responsibility of the Board of Directors to make a determination and recommendation as to such a transition process for the Company and how such an event will affect our shareholders.

Compensation Discussion and Analysis

Our Board of Directors is responsible for establishing, implementing and monitoring the policies governing compensation for our executives. Currently our Board does not have a compensation committee. Our officers are members of our Board of Directors and are able to vote on matters of compensation. We are not currently under any legal obligation to establish a compensation committee and have elected not to do so at this time. In the future, we may establish a compensation committee if the Board determines it to be advisable or we are otherwise required to do so by applicable law, rule or regulation. We did not employ any outside consultants to assist in carrying out its responsibilities with respect to executive compensation, although we have access to general executive compensation information regarding both local and national industry compensation practices.  In future periods, we may participate in regional and national surveys that benchmark executive compensation by peer group factors such as company size, annual revenues, market capitalization and geographical location.

The executive employment market in general is very competitive due to the number of companies with whom we compete to attract and retain executive and other staff with the requisite skills and experience to carry out our strategy and to maintain compliance with multiple Federal and State regulatory agencies. Many of these companies have significantly greater economic resources than our own. Our Board has recognized that our compensation packages must be able to attract and retain highly talented individuals that are committed to our goals and objectives, without at this time, paying cash salaries that are competitive with some of our peers with greater economic resources. Our compensation structure will be weighted towards equity compensation in the form of options to acquire common stock, which the Board believes motivates and encourages executives to pursue strategic opportunities while managing the risks involved in our current business stage, and aligns compensation incentives with value creation for our shareholders.

CORPORATE GOVERNANCE

Committees: Meetings of the Board

We have a separate Compensation Committee, Audit Committee, Nominating Committee, and Executive Committee. These Committees have recently adopted charters and are in the process of refining these documents; planning to finalize them prior to year end 2011.  To that end we have asked Mr. James Toreson, our Independent Board Member to provide us with some additional guidance and research relative to their correct function.

Board of Directors Independence

One of our directors, Mr. James S. Toreson is independent within the meaning of NASDAQ Rule 5605.  Mr. Toreson is currently the only voting member of the Audit and Compensation Committee.

Code of Ethics

Under the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission's related rules, we are required to disclose that we are in the process of adopting a code of ethics that applies to all of our principal officers.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information as of the date of this prospectus with respect to the beneficial ownership of the Company’s Common Stock and Warrants by all persons known by the Company to be beneficial owners of more than 5% of any such outstanding classes. Unless otherwise specified, the named beneficial owner has, to the Company’s knowledge, sole voting and investment power.

		Amount of	Percent of Class
Title Of Class	Name, Title and Address of Beneficial Owner of Shares	Beneficial Ownership(1)	Before Offering	After Offering (2)

Common	Warren Wang, CEO, Chairman of the Board, Director(3)	945,714	17.5%	13.9%
Common	Brett Roper, Secretary of the Board of Directors (4)	12,500	0.002%	0.18%
Common	James S. Toreson , Director	0	0.0%	0.0%
	Paul D. Dickman, VP Accounting and Finance	0	0.0%	0.0%
Common	Officers and Directors as a Group (4 persons)	958,214	17.502%	13.27%

Notes:

1.
As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or share investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of a security). Current Common Stock Ownership currently stands at 5,409,176 shares of common stock (includes common stock options).

2.	Assuming up to 1,385,000 shares are sold in the offering.

3.
The address for Warren Wang is c/o ChineseInvestors.com, Inc., 150 North Santa Anita Ave., Suite 300, Arcadia, California, 91006. Mr. Wang currently holds 633,214 shares of common stock and 312,500 options (related to the repurchase of shares as previously disclosed) exercisable at $0.80 per warrant over a four-year time period (78,125 per year) after the Company is listed (OTC:BB or equal) and trading.

4.	The address for Brett Roper is 4142 South Cathay Way, Aurora, Colorado, 80013. These shares were awarded to Mr. Roper by Hollingsworth LLC in May of 2002 for services performed for that entity.

Certain Relationships and Related Transactions, and Director Independence

The board of directors must approve all related party transactions. All material related party transactions will be made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

Director Independence

James S. Toreson is our only non-employee director, and our board of directors has determined that he meets the qualification of being an independent pursuant to the current SEC guidelines.  The Board has adopted the NASDAQ® definition of an independent director.  Under those rules, Mr. Toreson would be considered independent if he is not an employee of the Company and he does not have a relationship with the Company that would interfere with his exercise of independent judgment in acting as a director of the Company.  Mr. Toreson has advised Messrs. Wang and Roper that he has no such relationship that would interfere with his exercising independent judgment as a director of the Company.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation and Bylaws include an indemnification provision under which we have agreed to indemnify our Directors and Officers from and against certain claims arising from or related to future acts or omissions as a Director or Officer. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, Officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

CHINESEINVESTORS.COM, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ChineseInvestors.com, Inc.:

We have audited the accompanying balance sheet of ChineseInvestors.com, Inc. (“the Company”) as of May 31, 2011 and 2010 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChineseInvestors.com, Inc., as of May 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended, in conformity generally accepted accounting principles in the United States of America.

The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ B F Borgers CPA PC

B F Borgers CPA PC
Denver, CO
August 29, 2011

 Chineseinvestors.com, Inc.

BALANCE SHEETS

As of May 31,	(Expressed in U.S. Dollars)

	2011	2010
	$	$
ASSETS
Current assets
Cash and cash equivalents [note 2]	252,302	154,802
Accounts receivable, net [note 2]	4,560	8,251
Other current assets [note 2]	27,689	20,061
Total current assets	284,551	183,114
Property & equipment, net [note 4]	6,946	6,503
Website development, net [note 5]	63,158	62,446
Total assets	354,655	252,063

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	7,527	3,761
Deferred revenue [note 2]	270,577	279,159
Accrued liabilities [note 2]	51,596	42,979
Total current liabilities	329,700	325,899
Long-term deferred revenue [note 2]	5,797	8,015
Total liabilities	335,497	333,914
Commitments [note 6]
Subsequent events [note 7]
Stockholders’ equity (Deficit) [note 3]
Common stock Authorized 80,000,000 common shares with a par value of $0.008 per share Issued and outstanding 4,902,087 (2010 — 4,198,963) common shares	39,217	33,592
Additional paid-in capital	6,883,867	6,044,834
Foreign currency gain/loss	1,321	290
Stockholders’ Deficit	(6,905,247)	(6,160,567)
Total stockholders’ equity	19,158	(81,851)
Total liabilities and stockholders’ equity	354,655	252,063

See accompanying notes

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

Year ended May 31,	(Expressed in U.S. Dollars)

	Common stock
	Shares #	Amount $	Additional paid-in capital $	Foreign currency gain/loss $	Stockholders’ (Deficit) $	Total $
Balance, May 31, 2009	5,242,895	41,943	5,682,910	2,924	(5,614,354)	113,424
Common stock issued for cash	637,500	5,100	504,900	--	--	510,000
Repurchase & retirement of common shares from majority shareholder	(1,681,433)	(13,451)	(249,049)	--	--	(262,500)
Stock based compensation	--	--	106,073	--	--	106,073
Net income (loss) for the year	--	--	--	--	(546,213)	(546,213)
Foreign currency translation adjustment	--	--	--	(2,635)	--	(2,635)
Balance, May 31, 2010	4,198,962	33,592	6,044,834	290	(6,160,567)	(81,851)
Common stock issued for cash	546,875	4,375	520,625	--	--	525,000
Stock based compensation	--	--	319,658	--	--	319,658
Exercise of stock options	156,250	(1,250)	(1,250)	--	--	--
Net income (loss) for the year	--	--	--	--	(744,680)	(744,680)
Foreign currency translation adjustment	--	--	--	1,031	--	1,031
Balance, May 31, 2011	4,902,087	39,217	6,883,867	1,321	(6,905,247)	19,158

See accompanying notes

STATEMENTS OF OPERATIONS AND (LOSS)

Year ended May 31,	(Expressed in U.S. Dollars)

	2011	2010
	$	$
Operating revenues
Subscription revenue	760,475	834,081
Forex revenue	55,822	72,636
Advertising revenue	28,800	33,100
Total revenue	845,097	939,817
Cost of services sold	556,195	531,184
Gross Profit	288,902	408,633
General & administrative expenses	948,822	734,555
Advertising expenses	84,760	220,291
Net (loss) for the year	(744,680)	(546,213)

Weighted average number of common shares outstanding — basic	4,404,587	5,413,599
Earnings (loss) per share — basic	(0.17)	(0.10)
Weighted average number of common shares outstanding — diluted	5,786,813	5,424,387
Earnings (loss) per share — diluted	(0.13)	(0.10)

See accompanying notes

STATEMENTS OF CASH FLOWS

Year ended May 31,	(Expressed in U.S. Dollars)

	2011	2010
	$	$
OPERATING ACTIVITIES
Net (loss) for the year	(744,680)	(546,213)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,499	14,303
Share based compensation	319,658	106,073
Deposits	(6,595)	(3,461)
Accounts receivable	3,691	5,132
Accounts payable	3,766	105
Other accrued liabilities	(2,183)	29,266

Net cash (used in) operating activities	(413,844)	(394,795)

INVESTING ACTIVITIES
Purchase of equipment	(13,656)	(12,785)

FINANCING ACTIVITIES
Transaction to retire shares from majority shareholder	—	(262,500)
Proceeds from private placement	525,000	510,000

Net cash (provided from) financing actives	525,000	247,500

Increase (decrease) in cash and cash equivalents	97,500	(160,080)
Cash and cash equivalents, beginning of year	154,802	314,882
Cash and cash equivalents, end of year	252,302	154,802

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	—	—
Cash paid for US income taxes	—	—
Cash paid for China Representative office taxes	35,268	31,496

See accompanying notes

NOTES TO THE FINANCIAL STATEMENTS

Organization and Nature of Operations:

Business Description The Company was incorporated on June 15, 1999 in the State of California. The Company is a provider of Chinese language web-based real-time financial information. The Company’s operations had been located in California until September 2002 at which time the operations were relocated to Shanghai, China.

During May, 2000, the Company entered into an agreement with MAS Financial Corp. (“MASF”) whereby MASF agreed to transfer control of a public shell corporation to the Company and perform certain consulting services for a fee of $30,000.

During June, 2000, the Company completed reorganization with MAS Acquisition LII Corp. (“MASA”) with no operations or significant assets. Pursuant to the terms of the agreement, the Company acquired approximately 96% of the issued and outstanding common shares of MASA in exchange for all of its issued and outstanding common stock. MASA issued 8,200,000 shares of its restricted common stock for all of the issued and outstanding common shares of the Company. This reorganization was accounted for as though it were a recapitalization of the Company and sale by the Company of 319,900 shares of common stock in exchange for the net assets of MASA. In conjunction with the reorganization MASA changed its name to Chineseinvestors.com, Inc.

The Company is now incorporated as a C corporation in the State of Indiana as of June 1, 2004.

1.	Liquidity and Capital Resources:

Cash Flows — During the year ending May 31, 2010, the Company primarily utilized cash and cash equivalents and proceeds from issuances of its common stock to fund its operations. During the two years ending May 31, 2011 and May 31, 2010, the Company received $1,035,000 of proceeds from the sale of common stock.

Cash flows used in operations for the years ended May 31, 2011 and 2010 were $413,845 and $394,795, respectively which was an increase over prior years. Increased marketing costs and higher general and administrative costs due to expenses related to an attempted reverse merger and the current ongoing process of going public were the primary reasons for this increase.

Capital Resources — As of May 31, 2011, the Company had cash and cash equivalents of $252,302 as compared to cash and cash equivalents of $154,802 as of May 31, 2010.

Since inception, the Company has primarily relied upon proceeds from private placements of its equity securities to fund its operations. The Company anticipates continuing to rely on sales of our securities in order to continue to fund its business operations. Issuances of additional shares will result in dilution to its existing stockholders. There is no assurance that the Company will be able to complete any additional sales of our equity securities or that it will be able arrange for other financing to fund our planned business activities.

2.	Critical Accounting Policies and Estimates:

Basis of Presentation — These accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC for annual financial statements.

Foreign Currency – The Company has operations in the Peoples Republic of China, however the functional and reporting currency is in US dollars.  To come to this conclusion the Company considered the direction of Accounting Standards Codification (“ASC”) section 830-10-55.

Selling Price and Market - As a representative office in China the Company is not allowed to sell directly to China based customers.  Over 90% of its customers are in the United States and 100% of all sales are paid in US dollars.  This indicates the functional currency is US dollars.

Financing - The companies financing has been generated exclusively from the United States.  This indicates the functional currency is US dollars.

Expenses – The majority of expense are paid in US dollars.  The expenses generated in China are paid by a monthly or weekly cash transfer from the US when the expenses are due, resulting in very little foreign currency exposure.  This indicates the functional currency is US dollars.

Numerous Intercompany Transactions – The Company has multiple transactions each month between the US and foreign representative office.  This indicates the functional currency is US dollars.

Due to the functional and reporting currency both being in US dollars, ASC 830-10-45-17 states that a currency translation is not necessary.

Reclassifications — Certain amounts in the prior year’s financial statements have been reclassified to conform to the current year presentation and to correct prior year errors.

Revenue recognition — Revenue consists of three main sources:

1. Fees from banner advertisement, webpage hosting and maintenance, on-line promotion and translation services, advertising and promotion fees for customers in the Company’s Chinese Investment Guides, sponsorship fees from investment seminars, road shows, and forums; all of which sales prices are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts. These revenues are recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured.

2. Fees from membership subscriptions; these revenues are recognized over the term of the subscription. Subscription term is generally between 3 and 12 months but can occasionally be as short as 1 month or as long as 24 months. Long term deferrals are generated from subscriptions over 12 months.

3. Fees related to setting up as well as providing administrative and translation support for currency trading accounts in association with Forex. These are recognized when earned.

Costs of Services Sold — Costs of services sold is recognized as the total direct cost of the Company’s operations in Shanghai.

Website Development Costs — The Company accounts for its Development Costs in accordance with ASC 350-50, “Accounting for Website Development Costs.” The Company’s website comprises multiple features and offerings that are currently developed with ongoing refinements. In connection with the development of its products, the Company has incurred external costs for hardware, software, and consulting services, and internal costs for payroll and related expenses of its technology employees directly involved in the development. All hardware costs are being capitalized in fixed assets. Purchased software costs are capitalized in accordance with ASC codification 350-50-25 related to accounting for the costs of computer software developed or obtained for internal use. All other costs are reviewed for determination of whether capitalization or expense is appropriate.

Cash and Cash Equivalents — The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. At certain times cash in bank may exceed the amount covered by FDIC insurance. At May 31, 2011 and 2010 there were deposit balances in a US bank of $245,191 and $147,907, respectively. In addition the company maintains cash balance in The Bank of China, which is a government owned Bank. The full balance of the deposits in China is secured by the Chinese government. At May 31, 2011 and 2010 there were deposits of $7,111 and $6,895, respectively, in The Bank of China.

Accounts Receivable and Concentration of Credit Risk — The Company extends unsecured credit to its customers in the ordinary course of business. Accounts receivable related to subscription revenue is recorded at the time the credit card transaction is completed, and is completed when the merchant bank deposits the cash to the Company bank account. Revenue related to advertising and Forex are regularly collected within 30 days of the time of services being rendered. However, since these are ongoing contracts there has been no instance of failure to pay. As of May 31, 2011 and May 31, 2010, the Company had accounts receivable of $4,560 and $8,251, respectively.

The Company evaluates the need for an allowance for doubtful accounts on a regular basis. As of May 31, 2011 and 2010, the Company determined that based on historically having no bad debts an allowance was not needed.

The operations of the Company are located in the People’s Republic of China (“PRC”). Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy.

Other Current Assets — Other current assets is comprised of deposits in Chinese Renminbi on building space under an operating lease and are stated at the current exchange rate at year end.

Other current assets were $27,689 and $20,061 for the years ended May 31, 2011 and May 31, 2010, respectively.

Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the life of the lease. Depreciation and amortization expense was $12,499 and $14,303 for the years ended May 31, 2011 and May 31, 2010, respectively.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses from retirement or replacement are included in operations.

Impairment of Long-life Assets — In accordance with ASC Topic 360, the Company reviews its long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There was no impairment as of May 31, 2011 and May 31, 2010.

Accrued Liabilities and Other Liabilities — Accrued liabilities and other liabilities are comprised of the following:

	May 31	May 31,
	2011	2010
China Employees Salaries and Commissions Accrual	$23,479	$24,186
Representative Office Tax Accrual	5,249	7,568
Other Accruals	22,873	11,225
	$51,596	$42,979

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments — The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level one — Quoted market prices in active markets for identical assets or liabilities;

•	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

•	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

All Company financial instruments are Level one and are carried at market value. Therefore no adjustment is required.

Income Taxes — Income taxes are accounted for under the asset and liability method of ASC 740. Deferred tax assets and liabilities are recognized for net operating loss and other credit carry forwards and the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the tax effect of transactions are expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the year that includes the enactment date.

Deferred tax assets are reduced by a full valuation allowance since it is more likely than not that the amount will not be realized. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the underlying asset or liability giving rise to the temporary difference or the expected date of utilization of the carry forwards.

Advertising Costs — Advertising costs are expensed when incurred. Advertising costs totaled $84,760 and $220,291 in fiscal year 2011 and 2010, respectively.

Earnings (Loss) Per Share — Earning (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted ASC 260 (formerly SFAS128), Earnings Per Share.

Newly Adopted Accounting Pronouncements and New Accounting Pronouncements — In April 2010, the FASB issued ASU No. 2010-17, “Revenue Recognition — Milestone Method (ASC Topic 605): Milestone Method of Revenue Recognition” (codified within ASC 605 — Revenue Recognition). ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. ASU 2010-17 is effective for interim and annual periods beginning after June 15, 2010. The adoption of ASU 2010-17 is not expected to have any material impact on our financial position, results of operations or cash flows.

On July 1, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105 — Generally Accepted Accounting Principles — amendments based on Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles” (“ASU No. 2009- 01”). ASU No. 2009-01 re-defines authoritative GAAP for nongovernmental entities to be only comprised of the FASB Accounting Standards Codification (“Codification”) and, for SEC registrants, guidance issued by the SEC. The Codification is a reorganization and compilation of all then-existing authoritative GAAP for nongovernmental entities, except for guidance issued by the SEC. The Codification is amended to effect non-SEC changes to authoritative GAAP. Adoption of ASU No. 2009-01 only changed the referencing convention of GAAP in Notes to the Financial Statements.

In May, 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”) codified in FASB ASC Topic 855-10-05, which provides guidance to establish general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued, or are available, to be issued. SFAS 165 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. SFAS 165 is effective for interim and annual periods ending after June 15, 2009, and accordingly, the Company adopted this pronouncement during the second quarter of 2009. SFAS 165 requires that public entities evaluate subsequent events through the date that the financial statements are issued. The Company has evaluated subsequent events through the filing date of this document.

In April, 2009, the FASB issued FSP No. SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” which is codified in FASB ASC Topic 825-10-50. This FSP essentially expands the disclosure about fair value of financial instruments that were previously required only annually to also be required for interim period reporting. In addition, the FSP requires certain additional disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. These additional disclosures are required beginning with the quarter ending June 30, 2009.

In April, 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than Temporary Impairments,” which is codified in FASB ASC Topic 320-10. This FSP modifies the requirements for recognizing other-than-temporarily impaired debt securities and changes the existing impairment model for such securities. The FSP also requires additional disclosures for both annual and interim periods with respect to both debt and equity securities. Under the FSP, impairment of debt securities will be considered other-than-temporary if an entity (1) intends to sell the security, (2) more likely than not will be required to sell the security before recovering its cost, or (3) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). The FSP further indicates that, depending on which of the above factor(s) causes the impairment to be considered other-than-temporary, (1) the entire shortfall of the security’s fair value versus its amortized cost basis or (2) only the credit loss portion would be recognized in earnings while the remaining shortfall (if any) would be recorded in other comprehensive income. FSP 115-2 requires entities to initially apply the provisions of the standard to previously other-than-temporarily impaired debt securities existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment potentially reclassifies the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulate other comprehensive income. The Company adopted FSP No. SFAS 115-2 and SFAS 124-2 beginning April 1, 2009. This FSP had no material impact on the Company’s financial position, results of operations or cash flows.

In April, 2009, the Financial Accounting Standards Board (“FASB”) issued FSP No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No. SFAS 157-4”). FSP No. SFAS 157-4, which is codified in FASB ASC Topics 820-10-35-51 and 820-10-50-2, provides additional guidance for estimating fair value and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation techniques used, the objective of a fair value measurement remains the same. The Company adopted FSP No. SFAS 157-4 beginning April 1, 2009. This FSP had no material impact on the Company’s financial position, results of operations or cash flows.

Stock Based Compensation — The Company accounts for share-based payments pursuant to ASC 718, “Stock Compensation” and, accordingly, the Company records compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options and restricted stock awards using the Black-Scholes option pricing model.

Stock compensation expense for stock options is recognized over the vesting period of the award or expensed immediately under ASC 718 and EITF 96-18 when options are given for previous service without further recourse. The Company issued stock options to contractors that had been providing services to the Company upon their termination of services. Under ASC 718 and EITF 96-18 these options were recognized as expense in the period issued because they were given as a form of compensation for services already rendered with no recourse.

The following table summarizes share-based compensation expense recorded in selling, general and administrative expenses during each period presented (in thousands):

	Twelve Months Ended
	May 31,	May 31,
	2011	2010
Stock options	3,862,500	1,580,000
Total share-based compensation expense	$319,658	106,073

Stock option activity was as follows:

	Number of Shares	Weighted Average Exercise Price ($)
Balance at May 31, 2009	—	—
Granted	510,000	.32
Exercised	—	—
Forfeited or expired	—	—
Balance at May 31, 2010	510,000	.32
Granted	482,813	$.56
Exercised	(156,250)	.01
Forfeited or expired	—	—
Balance at May 31, 2011	836,563	$.48

The following table presents information regarding options outstanding and exercisable as of May 31, 2010:

Weighted average contractual remaining term — options outstanding	3.19 years
Aggregate intrinsic value — options outstanding	—
Options exercisable	214,703
Weighted average exercise price — options exercisable	$ .56
Aggregate intrinsic value — options exercisable	—
Weighted average contractual remaining term — options exercisable	3.84 years

As of May 31, 2011, future compensation costs related to options issued was $0. During the first quarter of 2011 fiscal year the Company awarded the CEO of the company 312,500 resulting in an expense of $160,741 in additional compensation expense being recognized. During the third quarter of the 2011 fiscal year the Company awarded the CEO of the Company 156,250 options resulting in an expense of $150,000 in additional compensation expense being recognized. The options awarded in the third quarter were exercised immediately upon being issued.  During the 4th quarter of the 2011 fiscal year the Company awarded Clayton Miller 10,938 and 3,125 stock options resulting in an expense of $8,917.  No future expense will be required to be recognized as all options are expensed immediately under ASC 718.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Risk-free interest rate	1.44%
Expected life of options	4-5 years
Annualized volatility	90.6%
Dividend rate	0%

3.	Stockholders’ Equity:

At May 31, 2011 and 2010, the Company’s $.008 par value common stock authorized were 80,000,000 shares. In addition, 20,000,000 shares of $.001 par value preferred stock were authorized, but none has been issued.  All common stock shares have full dividend rights.  However, it is not anticipated that the Registrant will be declaring distributions in the foreseeable future.   On September 8, 2011 , the third quarter of the year ended May 31, 2012, the Company reverse split all shares of its common stock outstanding and related options outstanding at a ratio of 8 to 1, resulting in reduction to all outstanding stock information presented in the Company financial statements.  In compliance with Accounting Standards Codification 260-10-55-12, the Company has adjusted all outstanding stock references in these financial statements to retroactively reflect this reverse split

During the year ended May 31, 2011 and 2010 the Company issued 546,875 and 637,500 shares of common stock for cash consideration aggregating $1,035,000.

During the year ended May 31, 2010 the Company completed a transaction to repurchase approximately 75% of the common stock shares owned by the Company’s majority shareholder (“the shareholder”). The Company purchased a note receivable for $112,500 that was due from the shareholder. They then reached an agreement with the shareholder to purchase 13,451,461 of his common shares in exchange for forgiving the note, $150,000 cash, and 312,500 in stock options, exercisable at $.005, valued at $240,512 under Black-Scholes. Upon completion of the purchase the Company retired the 1,681,433 shares and the transaction costs are included in additional paid in capital.  It should also be noted herein that in the Subsequent Events Section there is note of a further repurchase made by the Company that retires all of the Leon J. “Sabean” interests in the company and returns his outstanding stock to treasury as well as voids the option agreement as noted herein.

The Note receivable was purchased for $112,500 in cash and was booked at the fair market value and purchase price of $112,500 and then written off to APIC as part of the retirement of the shares from the majority shareholder which was done at the same time. Additionally, $150,000 was paid in cash to the majority shareholder for the retirement of the note and he was given stock options with a Black-Scholes valuation of $240,512. To retire these shares forgiveness of a note worth $112,500 was given in addition to $150,000 in cash and $240,512 worth of stock options given to the majority shareholder. This totals approximately $503,000 in consideration given to retire 1,681,433 shares. This yields an effective stock price being retired of approximately 4 cents a share. Since this is well below the deemed market price of 10 cents a share remaining in APIC and no gain/loss is recognized on this since the stock price permits this value and this is a related party transaction. The note receivable being forgiven is also treated as part of this transaction since this note was purchased with the intention of using it to retire these shares and this note was purchased after negotiations with the shareholder had already begun and was purchased with this transaction in mind. Consequently, the note is considered to be part of this transaction and is accounted for as part of this transaction.

The following table summarizes shares issued in association with the repurchase of company shares from a majority shareholder. The Company records stock option awards based upon an assessment of the grant date fair value for stock options using the Black-Scholes option pricing model. The transaction was recorded in and additional paid in capital as a stock repurchase and did not impact income or expenses:

Twelve Months Ended
May 31, 2010
Stock options	2,500,000
Total share-based equity transaction	$240,512

4.	Property and Equipment:

Property and equipment are recorded at cost, net of accumulated depreciation and are comprised of the following:

	May 31	May 31,
	2011	2010
Furniture & Fixtures	$27,967	$22,415
Leasehold Improvements	9,540	9,540
	37,507	31,955
Less: Accumulated Depreciation	30,561	25,452
	$6,946	$6,503

Depreciation on equipment is provided on a straight line basis over its expected useful lives at the following annual rates

Computer equipment	3 years
Furniture & Fixtures	3 years
Leasehold Improvements	Term of the lease

Depreciation expense for 2011 and 2010 was $5,110 and $7,262 respectively.

5.	Intangible Assets:

Intangible assets are comprised of the following:

	May 31,	May 31,
	2010	2010
Website Development costs	$113,718	$105,616
Less: Accumulated Amortization	50,560	43,170
	$63,158	$62,446

Amortization is calculated over a straight-line basis using the economic life of the asset. Amortization expense for 2011 and 2010 was $7,389 and $7,041 respectively.

6.	Commitments and Concentrations:

The Company reimburses the CEO for an apartment pursuant to a month-to-month lease for the use of the CEO and his family in Shanghai, China for a monthly expense of approximately $900. This lease could be terminated at any time with no additional payments required.

New Office Lease — During the first quarter of 2011 fiscal year the Company renewed their office lease in Shanghai for an additional two years ending September 30, 2013 resulting in the following additional future commitments, based on the exchange rate at May 31, 2011.

2012	$63,109
2013	$21,175

Concentrations — During the years ended May 31, 2011 and 2010; all of the Company’s revenue was derived from its operations in China.

Litigation — The Company is involved in legal proceedings from time to time in the ordinary course of its business. As of the date of this filing, the Company is not a party to any lawsuit or proceedings which, individually or in the aggregate, in the opinion of management, is reasonably likely to have a material adverse effect on the financial condition, results of operation or cash flow of the Company.

7.	Subsequent Events:

Trading status - The Company finalized the process of becoming a publicly traded entity on the OTC Markets and received the trading symbol of CIIX December 7, 2011.  The Company’s common stock shares are currently being actively traded.

New product line – In December of 2011, the Company started working with another company marketing and offering back-office support for Chinese customers for a company that trades binary options.

Private Placement – During the second quarter of 2012, the Company started the process of opening a private placement of up to $1,000,000 of its preferred stock at $1.00 per share.  In February, the Company decided to increase the capital raise to $1,500,000.  As of February 7, 2012, the Company had not finalized the sale of any shares through the private placement.

Exercise of warrants –In the third quarter the Company has several requests to redeem outstanding stock warrants.  As of February 7, 2012, the Company had not completed any option awards or issued the common stock shares.

Chineseinvestors.Com, Inc.

BALANCE SHEETS

As of	(Expressed in U.S. Dollars)

	(UNAUDITED) February 29, 2012	(Audited) May 31, 2011
	$	$

ASSETS
Current assets
Cash and cash equivalents [note 1]	1,568,685	252,302
Accounts receivable, net [note 1]	8,821	4,560
Other current assets [note 1]	38,203	27,689
Total current assets	1,615,709	284,551
Property & equipment, net [note 4]	3,186	6,946
Website development, net [note 5]	63,387	63,158
Total assets	1,682,282	354,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	7,637	7,527
Commissions Payable [note 1]	158,846	—
Private placement rescissions payable [note 1	69,631	—
Deferred revenue [note 1]	163,972	270,577
Accrued liabilities [note 1]	40,575	51,596
Total current liabilities	440,661	329,700
Long-term deferred revenue [note 3]	4,615	5,797
Total liabilities	445,276	335,497

Commitments [note 6]
Subsequent events [note 7]

Stockholders’ equity [note 3]
Common stock Authorized 80,000,000 common shares with a par value of $0.008 per share Issued and outstanding 4,992,454 common shares	39,200	39,217
Preferred stock Authorized 20,000,000 common shares with a par value of $0.001 per share Issued and outstanding 1,851,000 preferred shares	1,851
Additional paid-in capital	9,089,981	6,883,867
Foreign currency gain/loss	1,670	1,321
Stockholder’s Deficit	(7,895,696)	(6,905,247)
Total stockholders’ equity	1,237,006	19,158
Total liabilities and stockholders’ equity	1,682,282	354,655

See accompanying notes

Chineseinvestors.Com, Inc.

STATEMENTS OF OPERATIONS AND (LOSS)
(UNAUDITED)

(Expressed in U.S. Dollars)

	Three months ended February 29,		Nine months ended February 29,
	2012	2011	2012	2011
Operating revenues
Subscription revenue	125,794	193,172	459,597	545,257
Binary option commissions	87,550		87,550
FOREX revenue	8,615	5,717	29,461	49,822
Advertising revenue	8,100	12,600	46,780	28,800
Total revenue	230,059	211,489	623,388	623,879

Cost of services sold	154,181	159,270	447,129	426,055

General & administrative expenses	323,830	175,009	909,624	573,032
Commissions for private placement memorandum	158,846		158,846
Advertising expenses	52,135	22,200	131,975	62,050

Net (loss) for the quarter	(458,933)	(144,990)	(1,024,186)	(437,258)

Gain on early extinguishment of debt	33,738	—	33,738	—

Loss from continuing operations	(425,195)	(144,990)	(990,448)	(437,258)

Weighted average number of common shares outstanding – basic	4,281,322	4,281,322	4,281,322	4,281,322

Earnings (loss) per share - basic	(0.10)	(0.03)	(0.23)	(0.10)
Weighted average number of common shares outstanding – diluted	5,253,822	5,253,822	5,253,822	5,253,822
Earnings (loss) per share - diluted	(0.08)	(0.03)	(0.19)	(0.08)

See accompanying notes

Chineseinvestors.Com, Inc.

STATEMENTS OF CASH FLOWS
(UNAUDITED)

Nine months ended February 29,	(Expressed in U.S. Dollars)

	2012	2011

OPERATING ACTIVITIES
Net (loss) for the nine month period	$(1,024,186)	$(437,258)
Adjustment to reconcile net (loss) to net cash used in operating activities:
Depreciation & amortization	11,541	10,738
Share based compensation	48,000	160,741
Deposits	(10,165)	(1,181)
Accounts receivable	(4,261)	3,040
Accounts payable	110	(2,925)
Other accrued liabilities	115,855	(4,187)

Net cash (used in) operating activities	(863,106)	(271,032)

INVESTING ACTIVITIES
Purchase of equipment	(8,011)	(8,658)

FINANCING ACTIVITIES
Proceeds from private placement of common stock	544,000	261,000
Proceeds from private placement of Preferred stock	1,851,000
Cash used for treasury stock purchase and retirement	(207,500)
Purchase and Retirement of Shares	—	—
	2,187,500	261,000

Increase (decrease) in cash and cash equivalents	1,316,383	(18,690)
Cash and cash equivalents, beginning of quarter	252,302	154,802
Cash and cash equivalents, end of quarter	1,568,685	136,112

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	—	—
Cash paid for income taxes	—	—
Cash paid for China representative office tax	32,876	27,229

See accompanying notes

NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)

Organization and Nature of Operations:

Business Description Chinseinvestors.com, Inc. (the Company) was incorporated on June 15, 1999 in the State of California. The Company is a provider of Chinese language web-based real-time financial information. The Company’s operations had been located in California until September 2002 at which time the operations were relocated to Shanghai, in the People’s Republic of China (PRC).

During May, 2000, the Company entered into an agreement with MAS Financial Corp. (“MASF”) whereby MASF agreed to transfer control of a public shell corporation to the Company and perform certain consulting services for a fee of $30,000.

During June, 2000, the Company completed reorganization with MAS Acquisition LII Corp. (“MASA”) with no operations or significant assets. Pursuant to the terms of the agreement, the Company acquired approximately 96% of the issued and outstanding common shares of MASA in exchange for all of its issued and outstanding common stock. MASA issued 8,200,000 shares of its restricted common stock for all of the issued and outstanding common shares of the Company. This reorganization was accounted for as though it were a recapitalization of the Company and sale by the Company of 319,900 shares of common stock in exchange for the net assets of MASA. In conjunction with the reorganization MASA changed its name to Chineseinvestors.com, Inc.

The Company is now incorporated as a C corporation in the State of Indiana as of June 1, 2004.

1.	Liquidity and Capital Resources:

Cash Flows — Cash flows used in operations for the nine month period ended February 29, 2012 and 2011 were $831,688 and $271,032, respectively which was an increase over prior quarters. Increased marketing costs, business line expansion, and higher general and administrative costs due to the cost of developing and marking a new conference initiative promoting its products were the primary reasons for this increase.

Capital Resources — As of February 29, 2011, the Company had cash and cash equivalents of $1,568,685 as compared to cash and cash equivalents of $252,302 as of May 31, 2011.

Since inception, the Company has primarily relied upon proceeds from private placements of its equity securities to fund its operations. The Company anticipates continuing to rely on sales of our securities in order to continue to fund its business operations. Issuances of additional shares will result in dilution to its existing stockholders. There is no assurance that the Company will be able to complete any additional sales of our equity securities or that it will be able arrange for other financing to fund our planned business activities.

2.	Critical Accounting Policies and Estimates:

Basis of Presentation — These accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC for annual financial statements.

Foreign Currency – The Company has operations in the PRC, however the functional and reporting currency is in US dollars.  To come to this conclusion the Company considered the direction of Accounting Standards Codification (“ASC”) section 830-10-55.

Selling Price and Market - As a representative office in PRC the Company is not allowed to sell directly to PRC based customers.  Over 90% of its customers are in the United States and 100% of all sales are paid in US dollars.  This indicates the functional currency is US dollars.

Financing - The Companies financing has been generated exclusively in US dollars from the United States.  This indicates the functional currency is US dollars.

Expenses – The majority of expense are paid in US dollars.  The expenses generated in PRC are paid by a monthly or weekly cash transfer from the US when the expenses are due, resulting in very little foreign currency exposure.  This indicates the functional currency is US dollars.

Numerous Intercompany Transactions – The Company has multiple transactions each month between the US and Chinese representative office.  This indicates the functional currency is US dollars.

Due to the functional and reporting currency both being in US dollars, ASC 830-10-45-17 states that a currency translation is not necessary.

Reclassifications — Certain amounts in the prior year’s financial statements have been reclassified to conform to the current year presentation and to correct prior year errors.

Revenue recognition — Revenue consists of four primary sources:

1. Fees from banner advertisement, webpage hosting and maintenance, on-line promotion and translation services, advertising and promotion fees for customers in the Company’s Chinese Investment Guides, sponsorship fees from investment seminars, road shows, and forums.  The sales prices of these services are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts. These revenues are recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured.

2. Fees from membership subscriptions; these revenues are recognized over the term of the subscription. Subscription terms are generally between 3 and 12 months but can occasionally be as short as 1 month or as long as 24 months. Long term deferred revenues are recognized from subscriptions over 12 months.

3. Fees related to setting up and providing ongoing administrative and translation support for currency trading accounts in association with Forex. These fees are recognized when earned.

4.  Commissions earned from setting up binary option accounts for Option World, a Chinese base binary option trading platform.  As an incentive to encourage people to set up larger accounts, Option World will give a gift of various consumer electronic products, for example a new $10,000 account receives an Ipad or Iphone and a $20,000 account receives a Macbook Air.  Since Chineseinvestors.com, Inc. has the primary relationship with these customers, the company will provide these products to the customers and then Option World will reimburse them for these expenses.  During the quarter ended February 29, 2012 the cost of the incentives was $41,974, both received and spent.  Since these transactions were basically “pass-through transactions” these numbers were netted against each other and were not included in revenue or expense.

Costs of Services Sold — Costs of services sold are the total direct cost of the Company’s operations in Shanghai.

Website Development Costs — The Company accounts for its Development Costs in accordance with ASC 350-50, “Accounting for Website Development Costs.” The Company’s website comprises multiple features and offerings that are currently developed with ongoing refinements. In connection with the development of its products, the Company has incurred external costs for hardware, software, and consulting services, and internal costs for payroll and related expenses of its technology employees directly involved in the development. All hardware costs are capitalized as fixed assets. Purchased software costs are capitalized in accordance with ASC codification 350-50-25 related to accounting for the costs of computer software developed or obtained for internal use. All other costs are reviewed to determine whether they should be capitalized or expensed.

Cash and Cash Equivalents — The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. At certain times cash in bank may exceed the amount covered by FDIC insurance. At February 29, 2012 and May 31, 2011 there were deposit balances in a US bank of $1,542,510 and $245,191, respectively. In addition the Company maintains cash balance in The Bank of China, which is a government owned bank. The full balance of the deposits in PRC is secured by the Chinese government. At February 29, 2012 and May 31, 2011 there were deposits of $26,175 and $7,111, respectively, in The Bank of China.

Accounts Receivable and Concentration of Credit Risk — The Company extends unsecured credit to its customers in the ordinary course of business. Accounts receivable related to subscription revenue is recorded at the time the credit card transaction is completed, and when the credit card processing company deposits the cash to the Company account. Revenue related to advertising and Forex are regularly collected within 30 days of the time of services being rendered. However, since these are ongoing contracts there has been no instance of failure to pay. As of February 29, 2012 and May 31, 2011, the Company had accounts receivable of $8,821 and $4,560, respectively.

The Company evaluates the need for an allowance for doubtful accounts on a regular basis. As of February 29, 2012 and 2011, the Company determined that based on historically having no bad debts an allowance was not needed.

The operations of the Company are located in the People’s Republic of China (“PRC”). Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy.

Other Current Assets — Other current assets comprised various deposits in Chinese Renminbi related to building space under an operating lease and are stated at the current exchange rate at the period end and prepaid expenses related to several invoices that were paid prior to the services being completed.

Other current assets were $38,203 and $27,689 at February 29, 2012 and May 31, 2011, respectively.

Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the life of the lease. Depreciation and amortization expense was $11,542 and $10,728 for the nine months ended February 29, 2012 and 2011, respectively.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses from retirement or replacement are included in operations.

Impairment of Long-life Assets — In accordance with ASC Topic 360, the Company reviews its long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There was no impairment as of February 29, 2012 and May 31, 2011.

Accrued Liabilities— Accrued liabilities are comprised of the following:

	November 30,	May 31,
	2011	2011
China Employees Salaries and Commissions Accrual	$19,459	$23,479
Representative Office Tax Accrual	8,448	5,249
Other Accruals	12,668	22,873
	$40,575	$51,596

Private placement rescissions payable – The Company initially planned to raise $1,000,000 through the sale of convertible preferred stock, but due to the amount of interest in these shares the Company decided to increase the raise to $2,000,000.  As a requirement to increase the PPM to that level the Company had to give notice to all investors that had already purchases shares in the PPM, and give them the option of resending their purchase due to the dilutive effect of the additional shares.  A total of four investors rescinded their purchase resulting in the company having a balance of $69,631 to return to them at February 29, 2012.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments — The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

●	Level one — Quoted market prices in active markets for identical assets or liabilities;

●	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

●	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

All Company financial instruments are Level one and are carried at market value. Therefore no adjustment is required.

Income Taxes — Income taxes are accounted for under the asset and liability method of ASC 740. Deferred tax assets and liabilities are recognized for net operating loss and other credit carry forwards and the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the tax effect of transactions are expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the year that includes the enactment date.

Deferred tax assets are reduced by a full valuation allowance since it is more likely than not that the amount will not be realized. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the underlying asset or liability giving rise to the temporary difference or the expected date of utilization of the carry forwards.

Advertising Costs — Advertising costs are expensed when incurred. Advertising costs totaled $131,975 and $62,050 in the nine months ended February 29, 2012 and 2011, respectively.

Earnings (Loss) Per Share — Earning (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted ASC 260 (formerly SFAS128), Earnings Per Share.

Stock Based Compensation — The Company accounts for share-based payments pursuant to ASC 718, “Stock Compensation” and, accordingly, the Company records compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options and restricted stock awards using the Black-Scholes option pricing model.

Stock compensation expense for stock options is recognized over the vesting period of the award or expensed immediately under ASC 718 and EITF 96-18 when options are given for previous service without further recourse. The Company issued stock options to contractors that had been providing services to the Company upon their termination of services. Under ASC 718 and EITF 96-18 these options were recognized as expense in the period issued because they were given as a form of compensation for services already rendered with no recourse.

The following table summarizes share-based compensation expense recorded in selling, general and administrative expenses during each period presented (in thousands):

	Nine Months Ended
	February 29,	February 29,
	2012	2011
Stock options	50,000	312,500
Total share-based compensation expense	$48,000	160,741

Stock option activity was as follows (converted post reverse split):

	Number of Shares	Weighted Average Exercise Price ($)
Balance at May 31, 2009	510,000	0.032
Granted	482,813	$0.56
Exercised	(156,250)	0.80
Forfeited or expired	—	—
Balance at May 31, 2010	836,563	$0.48
Granted	50,000	$.00
Exercised	(119,963)	.80
Forfeited or expired	(312,500)	0.00
Balance at February 29, 2012	454,100	$0.48

The following table presents information regarding options outstanding and exercisable as of February 29, 2012:

WWeighted average contractual remaining term — options outstanding	2. 19 years
Aggregate intrinsic value — options outstanding	—
Options exercisable	265,718
Weighted average exercise price — options exercisable	$.56
Aggregate intrinsic value — options exercisable	—
Weighted average contractual remaining term — options exercisable	2.84 years

As of February 29, 2012, future compensation costs related to options issued was $0.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Risk-free interest rate	1.44%
Expected life of options	4-5 years
Annualized volatility	90.6%
Dividend rate	0%

Significant Shareholder Stock Repurchase and debt issuance —In the first quarter of 2011 the Company repurchased and retired 5,170,106 shares and 2,500,000 options from a significant shareholder, which completely liquidated his interest in the Company.  The total cost of the transaction to the Company was $250,000.  The initial payment of $100,000 was made in August, 2011 and the other $150,000 was due as a non-interest bearing note payable in two equal installments.  The first payment was due in the fourth quarter of the 2012 fiscal year and the final payment was due in the fourth quarter of fiscal year 2013.  As there was no stated interest rate, in compliance with ASC 835-30-45-1a the Company calculated the net present value of the future payments and disclosed the future payments net of the discount of $14,948 as a liability on the balance sheet using an imputed interest rate of 8.5%.

During the quarter ending February 29th, 2012 the Company agreed to a early payoff of the entire note for a cash payment of $107,500 delivered February 10th, 2012.  In accordance with ASC 470-50-40-2 the company recorded the gain of $33,738, on the early retirement of note payable in other comprehensive income on the face of the financial statements.

The Company continued to accrued interest expense on the note payable for the quarter ending February 29, 2012 until the date the note was paid off and recognized an additional $2,319, reducing the note discount balance to $8,762 at upon the note being retired balance was adjusted to zero.

3.	Stockholders’ Equity:

At February 29, 2012 and May 31, 2011, the Company was authorized to issue 80,000,000 shares of common stock, $.008 par value per share.  In addition, 20,000,000 shares of $.001 par value preferred stock were authorized.  All commons stock shares have full dividend rights.  However, it is not anticipated that the Registrant will be declaring distributions in the foreseeable future.

During the first quarter of 2012 the Company issued 4,533,333 shares of common stock for cash consideration of $544,000.

In October 2011 the Company reinstated a Term Sheet originally signed in August, 2011 with a private capital source describing the provision of a Financing Facility to the Company having a face value of $1.5 million; to be made available in $500,000 tranches in exchange for purchasing the Company's stock under a proposed S1 registration statement at 85% of the lowest daily volume average share price over a five (5) trading day period once the Company calls for the funding.  The agreement would remain in force for 24 months from the date of contemplated execution.

When the final facility was approved and executed, the Company paid a document preparation fee to the funding source of $10,000 and paid them 50,000 restricted shares of the Company's stock in consideration of the Facility's creation and funds availability.  On November 4th, when the shares were issued the most recent shares sold at the market rate of $.96, resulting in a non-cash expense of $48,000 being recognized in the current quarter.  These shares are restricted in that they cannot be sold for six months.  In addition, if The Company does not use the capital raise or the funding source is unable to generate the agreed upon capital, the shares are to be returned to the Company.  However, in consideration of the accounting principal of “more likely than not” as explained in accounting standards codification 350-25-35-30 and 740-10-25-6 the Company recognized the expenses in the second quarter in general and administrative expense.

On September 8, 2011, in the third quarter of FY 2012 we effected a reverse split our shares at a rate of 8 to 1 resulting in total shares outstanding being reduced from 38,579,925 to 4,822,491.

Series A Convertible Preferred Stock

During the current quarter, ending February 29, 2012, the Company issued 1,851,000 shares of preferred stock as Series A convertible preferred stock for total proceeds of $1,851,000. The terms of the preferred stock allow the holder to convert each share of preferred stock into 1.25 shares of common stock at any time after six months from the date of issuance. The holders of shares of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could convert. The holders of shares of preferred stock are also entitled to receive cumulative dividends in preference to any declaration or payment of any dividend at the rate of $.06 per share per annum when, and if declared by the Board of Directors.

No dividends have been declared as of February 29, 2012. However, upon issuance of preferred stock convertible in shares of common stock at a price lower than the fair market value of common stock on the date of issuance, in accordance with the guidance provided in ASC 505-10-50 and Emerging Issues Task Force (“EITF”) No. 00-27, we will record the intrinsic value of this beneficial conversion feature which we calculated to be $500,470 ($1.06 common stock price February 29th, 2012 compared to $.80 effective conversion rate=$.26 per share.  $.26 times 1,924,888=$500,470), as a deemed dividend recognizable over the next six months, resulting in a line item on the income statement under the Net Income (Loss) line for “Deemed dividend for beneficial conversion of convertible preferred stock” of  $250,235 in the next two quarters which will increase our paid-in capital and reduce our retained earnings.   This deemed dividend was calculated based upon a closing price on February 29, 2012 (the date the shares were formally accepted by the Company) of $1.06 per share and an effective sale price (with conversion) per the preferred share agreement of $.80 per share of common stock.

4.	Property and Equipment:

Property and equipment are recorded at cost, net of accumulated depreciation and are comprised of the following:

	February 29,	May 31,
	2012	2011
Furniture & removed extra fixtures	$29,902	$27,967
Leasehold improvements	9,540	9,540
	39,442	37,507
Less: accumulated depreciation	(36,256)	(30,561)
	$3,186	$6,946

Depreciation on equipment is provided on a straight line basis over its expected useful lives at the following annual rates

Computer equipment	3 years
Furniture & fixtures	3 years
Leasehold improvements	Term of the lease

Depreciation expense for the nine months ended February 29, 2012 and 2011 was $5,695 and $5,149 respectively.

5.	Intangible Assets:

Intangible assets are comprised of the following:

	November 30,	May 31,
	2011	2010
Website development costs	$119,794	$113,718
Less: accumulated amortization	(56,407)	(50,560)
	$63,387	$63,158

Amortization is calculated over a straight-line basis using the economic life of the asset. Amortization expense for the nine months ended February 29, 2012 and 2011 was $5,847 and $5,579 respectively.

6.	Commitments and Concentrations:

The Company reimburses its Chief Executive Officer (CEO) for an apartment pursuant to a month-to-month lease for the use of the CEO and his family in PRC for a monthly expense of approximately $900. This lease could be terminated at any time with no additional payments required.

Office Lease — During the first quarter of 2010 the Company renewed their office lease in Shanghai for an additional two years ending September 30, 2013 resulting in the following additional future commitments, based on the exchange rate at February 29, 2012.

2012	$63,109
2013	$21,175

Office Lease – Shenzhen office lease – The Company lease office space for six months in Shenzhen, China as part of a new initiative to promote the binary options sales.  The lease period started March 1, 2012 and will terminate August 31, 2012, resulting in the following future commitments, based on the exchange rate at February 29, 2012.

2012	$14,097
2013	$14,097

Concentrations — During the periods ending February 29, 2012 and 2011, all of the Company’s revenue was derived from its operations in PRC.

Litigation — The Company is involved in legal proceedings from time to time in the ordinary course of its business. As of the date of this filing, the Company is not a party to any lawsuit or proceedings which, individually or in the aggregate, in the opinion of management, is reasonably likely to have a material adverse effect on the financial condition, results of operation or cash flow of the Company.

7.	Subsequent Events:

Preferred Stock Sale - The Company completed its sale of convertible preferred stock by raising an additional $152,776 in the fourth quarter of 2012, resulting in issuing a total of 2,003,776 shares of convertible preferred stock at $1.00 per share, through which the Company raised a total of $2,003,776.

Addition of Vice President of Sales – Subsequent to the quarter end the company hired Keevin Gillespie for the role of vice president of sales.  The company is currently working on finalizing his employment agreement and will have that in place by year end.

Financial Tables and Explanations

STATEMENTS OF OPERATIONS AND (LOSS)
(UNAUDITED)

	Three months ended February 29,		Nine months ended February 29,
	2012	2011	2012	2011
Operating revenues
Subscription revenue	$125,794	$193,172	$459,597	$545,257
Binary option commissions	87,550		87,550
FOREX revenue	8,615	5,717	29,462	49,822
Advertising revenue	8,100	12,600	46,780	28,800
Total revenue	175,738	211,489	665,362	623,879

Cost of services sold	154,181	159,270	447,129	426,055

General & administrative expenses	323,830	175,009	909,624	573,032
Advertising & other expenses	252,955	22,200	332,795	62,050

Net (loss) for the quarter	(458,933)	(144,990)	(1,024,186)	(437,258)